Filed Pursuant to Rule 424(b)(5)
Registration No. 333-134936
A filing fee of $42,800.00, calculated in accordance with
Rule 457(r), has been transmitted to the SEC in connection with the securities offered by means of this prospectus supplement.

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 12, 2006)

$400,000,000

Station Casinos, Inc.

7 3/4% Senior Notes due 2016

The Company:

•        We are a gaming and entertainment company that owns and operates nine major hotel/casino properties (one of which is 50 percent owned) and six smaller casino properties (two of which are 50 percent owned) in the Las Vegas metropolitan area. We also manage a casino owned by a Native American tribe in California.

The Offering:

•        Use of Proceeds: We intend to use the net proceeds of this offering to repay a portion of the outstanding borrowings under our revolving credit facility.

The Senior Notes:

•        Maturity: The notes will mature on August 15, 2016.

•        Interest Payments: The notes will pay interest semi-annually in cash in arrears on August 15 and February 15 of each year, starting on February 15, 2007.

•        Ranking: The notes will be our general unsecured obligations and will rank equal in right of payment to all of our existing and future senior unsecured indebtedness. The notes will rank senior in right of payment to all of our existing and future senior subordinated indebtedness and all of our subordinated indebtedness. The notes will effectively rank junior to all of our secured indebtedness and to all liabilities of our subsidiaries, including trade payables.

•        Optional Redemption: The notes may be redeemed, in whole or in part, at any time after August 15, 2011 at the redemption prices set forth in this prospectus supplement, plus accrued and unpaid interest.

•        Special Redemption: The notes are subject to redemption requirements imposed by gaming laws and regulations of the State of Nevada and other Gaming Authorities.

This investment involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement.

	Per Note	Total
Public Offering Price(1)	100.00%	$400,000,000
Underwriting Discounts and Commissions	1.00%	$4,000,000
Proceeds to us, before expenses	99.00%	$396,000,000

(1)             Plus accrued interest, if any.

None of the Securities and Exchange Commission, any state securities commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board or any other gaming authority has passed upon the accuracy or adequacy of this prospectus supplement or the investment merits of the notes offered hereby. Any representation to the contrary is unlawful.

Banc of America Securities LLC expects to deliver the notes to purchasers on or about August 15, 2006.

Joint Book-Running Managers

Banc of America Securities LLC
Deutsche Bank Securities
Wachovia Securities

Wells Fargo Securities
RBS Greenwich Capital
Calyon Securities (USA)
Commerzbank Corporates & Markets
JPMorgan
Scotia Capital
Goldman, Sachs & Co.

The date of this prospectus supplement is August 1, 2006.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus or any free writing prospectus provided, authorized or approved by us. We have not authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus may only be accurate as of the date of the applicable document.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document has two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering and the Notes offered. The second part, the accompanying prospectus, provides more general information, some of which may not apply to this offering. If there is any inconsistency between the information in this prospectus supplement and the information in the accompanying prospectus, you should rely on the information in this prospectus supplement.

The registration statement of which this prospectus supplement is a part, including the exhibits to that registration statement, provides additional information about us and the securities offered under this prospectus supplement. We have filed and plan to continue to file other documents with the Securities and Exchange Commission, or the “SEC,” that contain information about us and our business. Also, we will file legal documents that control the terms of the securities offered by this prospectus supplement as exhibits to one or more reports that we file with the SEC and that are incorporated herein by reference. The registration statement and other reports can be read at the SEC Internet site at http://www.sec.gov or at the SEC offices noted under the heading in the accompanying prospectus “Where You Can Find More Information”.

Before purchasing any Notes, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information incorporated into this prospectus supplement by reference as described under the heading in this prospectus supplement “Information Incorporated by Reference”.

FORWARD-LOOKING STATEMENTS

This prospectus supplement includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our subsidiaries, including, among other things, factors discussed in our filings with the SEC and the following:

•                    competition from other gaming operations;

•                    factors affecting our ability to complete acquisitions and dispositions of gaming properties;

•                    leverage;

•                    construction risks;

•                    the inherent uncertainty and costs associated with litigation and governmental and regulatory investigations;

•                    licensing and other regulatory risks;

•                    our dependence on existing management;

•                    domestic and global economic, credit and capital market conditions;

•                    changes in federal or state tax laws or the administration of these laws;

•                    expansion of gaming on Native American lands, including such lands in California and Michigan;

•                    the consequences of any future security alerts and/or terrorist attacks; and

•                    certain other risks described under “Risk Factors”.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement might not occur.

SUMMARY

You should rely only on the information provided or incorporated by reference in this prospectus supplement. We have not authorized anyone else to provide you with different information. Unless the context indicates otherwise, all references to “SCI” and the “Company” refer to Station Casinos, Inc. and all references to “Station”, “we”, “our”, “ours” and “us” refer to SCI and its consolidated subsidiaries and do not refer to the underwriters. This prospectus supplement contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements”. See “Risk Factors” for certain factors, including factors affecting forward-looking statements that a prospective investor should consider before purchasing the notes offered hereby.

The Company

We are a gaming and entertainment company that currently owns and operates nine major hotel/casino properties (one of which is 50% owned) and six smaller casino properties (two of which are 50% owned) in the Las Vegas metropolitan area. We also manage a casino for a Native American tribe in California. On April 18, 2006, we opened our ninth major hotel/casino property known as Red Rock Casino Resort Spa (“Red Rock”).

In the Las Vegas metropolitan area, we own and operate Red Rock, Palace Station Hotel & Casino (“Palace Station”), Boulder Station Hotel & Casino (“Boulder Station”), Texas Station Gambling Hall & Hotel (“Texas Station”), Sunset Station Hotel & Casino (“Sunset Station”), Santa Fe Station Hotel & Casino (“Santa Fe Station”), Fiesta Rancho Casino Hotel (“Fiesta Rancho”), Fiesta Henderson Casino Hotel (“Fiesta Henderson”), Wild Wild West Gambling Hall & Hotel (“Wild Wild West”), Wildfire Casino (“Wildfire”), Magic Star Casino (“Magic Star”) and Gold Rush Casino (“Gold Rush”). We also own a 50% interest in Green Valley Ranch Resort Casino Spa (“Green Valley Ranch”), Barley’s Casino & Brewing Company (“Barley’s”) and The Greens, and a 6.7% interest in the Palms Casino Resort. We are the managing partner of Green Valley Ranch, Barley’s and The Greens. Each of our casinos in Nevada caters primarily to local Las Vegas area residents, offering convenience and choices to residents throughout the Las Vegas valley with our strategically located properties. In addition, we manage Thunder Valley Casino (“Thunder Valley”) in Sacramento, California on behalf of the United Auburn Indian Community (“UAIC”).

Our operating strategy emphasizes attracting and retaining customers primarily from the local and repeat visitor markets. Our casino properties attract customers through:

•       innovative, frequent and high-profile promotional programs directed towards the locals market;

•       focused marketing efforts and convenient locations;

•       aggressive marketing to the repeat visitor market; and

•       the development of strong relationships with specifically targeted travel wholesalers.

Because we target the repeat customer, we are committed to providing a high-value entertainment experience for our customers in our restaurants, hotels, casinos and other entertainment amenities. We develop regional entertainment destinations for locals that include other amenities such as movie theaters, bowling centers, ice skating, live entertainment venues and child care facilities. In addition, we believe the value offered by restaurants at each of our casino properties is a major factor in attracting local gaming customers, as dining is a primary motivation for casino visits by many locals. Through their restaurants, each of which has a distinct theme and style of cuisine, our casino properties offer generous portions of high-quality food at reasonable prices. In addition, our operating strategy focuses on slot and video poker machine play. Our target market consists of frequent gaming patrons who seek not only a friendly atmosphere and convenience, but also higher than average payout rates. Because locals and repeat visitors demand variety and quality in their slot and video poker machine play, our casino properties offer the latest in slot and video poker technology.

Our growth strategy, in addition to same-store growth opportunities, includes the master-planned expansion of our existing gaming facilities in Nevada, the development of gaming facilities on certain real estate we own in Nevada, the development of Native American gaming opportunities as well as the evaluation and pursuit of additional development opportunities in Nevada, California, Michigan and other gaming markets. To accomplish this, we evaluate strategic acquisition and development opportunities that:

•       provide good visibility from and easy access to high traffic interstates and major thoroughfares;

•       are in rapidly growing or highly populated areas;

•       provide flexibility for future expansion;

•       allow for ample convenient parking; and

•       are surrounded by potential customers with a strong demographic profile.

We believe that these factors are enhanced by our expertise in the local and repeat visitors market and our reputation as a provider of a high-quality, affordable gaming and entertainment experience.

Recent Developments

Second Quarter Results

On July 25, 2006, we announced our results of operations for the second quarter ended June 30, 2006 and other company-related news.

Highlights included:

•   Our net revenues for the second quarter ended June 30, 2006 were approximately $341.8 million, an increase of 25% compared to the prior year’s second quarter.

•   We reported net income of $26.8 million and diluted earnings applicable to common stock of $0.44 per share.

•   Long-term debt was $3.04 billion as of June 30, 2006.

•   As of June 30, 2006, our debt to cash flow ratio as defined in our bank credit facility was 5.2 to 1.

•   Total capital expenditures were $215.3 million for the second quarter. Expansion and project capital expenditures included $140.3 million for Phase I and Phase II of Red Rock, $30.4 million for the expansion of Santa Fe Station, $13.3 million for the expansion of Fiesta Henderson and $6.5 million for the purchase of land.

•   The announcement of the Phase III master-planned expansion at Red Rock, which will include a 72-lane bowling center and expansions of both parking garages. Construction of the bowling center is currently underway and is expected to be completed in the second quarter of 2007. The expansions of the parking garages are expected to begin in September 2006 and be completed in phases beginning in the third quarter of 2007 through the first quarter of 2008. We anticipate minimal construction disruption with respect to this expansion. The estimated cost of this expansion is approximately $60 million to $65 million.

•   We declared a quarterly cash dividend of $0.2875 per share payable on September 1, 2006 to shareholders of record on August 11, 2006, which constitutes a 15% increase over the prior quarterly cash dividend.

The following tables set forth our preliminary unaudited results of operations for the second quarter:

Station Casinos, Inc.
Condensed Consolidated Balance Sheets
(amounts in thousands)
(unaudited)

	June 30,	December 31,
	2006	2005
Assets:
Cash and cash equivalents	$90,474	$85,552
Receivables, net	47,192	19,604
Other current assets	46,563	34,055
Total current assets	184,229	139,211
Property and equipment, net	2,385,991	1,990,584
Other long-term assets	881,356	799,248
Total assets	$3,451,576	$2,929,043
Liabilities and stockholders’ (deficit) equity:
Current portion of long-term debt	$242	$108
Other current liabilities	304,729	228,657
Total current liabilities	304,971	228,765
Revolving credit facility	1,122,200	330,000
Senior and senior subordinated notes	1,904,886	1,606,545
Other debt	17,031	9,136
Interest rate swaps, mark-to-market	(7,856)	(1,461)
Other long-term liabilities	161,713	125,244
Total liabilities	3,502,945	2,298,229
Stockholders’ (deficit) equity	(51,369)	630,814
Total liabilities and stockholders’ (deficit) equity	$3,451,576	$2,929,043

Station Casinos, Inc.
Condensed Consolidated Statements of Operations
(amounts in thousands, except per share data)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Operating revenues:
Casino	$245,137	$202,896	$461,360	$406,909
Food and beverage	56,276	36,715	95,147	73,552
Room	21,619	15,681	38,640	32,062
Other	17,862	12,867	31,834	24,050
Management fees	23,984	23,626	49,884	46,902
Gross revenues	364,878	291,785	676,865	583,475
Promotional allowances	(23,087)	(17,817)	(42,604)	(36,047)
Net revenues	341,791	273,968	634,261	547,428
Operating costs and expenses:
Casino	86,949	70,698	161,129	141,426
Food and beverage	41,423	25,982	67,999	51,224
Room	7,839	5,365	13,383	10,567
Other	6,820	4,388	11,403	8,318
Selling, general and administrative	58,157	44,434	102,780	88,373
Corporate expense	16,472	14,072	32,759	28,264
Development expense	2,549	2,091	4,681	4,702
Depreciation and amortization	31,363	25,117	57,027	49,470
Preopening expenses	13,566	1,186	27,688	1,803
Loss (gain) on asset disposals, net	65	301	(778)	214
Lease terminations	—	3,560	500	11,654
	265,203	197,194	478,571	396,015
Operating income	76,588	76,774	155,690	151,413
Earnings from joint ventures	9,917	8,710	21,840	19,400
Operating income and earnings from joint ventures	86,505	85,484	177,530	170,813
Other income (expense):
Interest expense, net	(41,345)	(18,884)	(65,161)	(37,850)
Interest and other expense from joint ventures	(1,480)	(2,142)	(3,048)	(3,826)
Loss on early retirement of debt	—	—	—	(678)
	(42,825)	(21,026)	(68,209)	(42,354)
Income before income taxes	43,680	64,458	109,321	128,459
Income tax provision	(16,887)	(23,849)	(41,406)	(47,210)
Net income	$26,793	$40,609	$67,915	$81,249
Earnings per common share:
Basic	$0.46	$0.60	$1.10	$1.20
Diluted	$0.44	$0.58	$1.07	$1.17
Weighted average common shares outstanding
Basic	58,851	67,902	61,463	67,670
Diluted	60,921	69,469	63,458	69,223
Dividends paid per common share	$0.25	$0.21	$0.50	$0.42

Because the financial statements for our second quarter have not yet been finalized, information regarding this period is subject to change and actual results for the quarter may differ materially from these preliminary results. In addition, preliminary results for the quarter and six-month period should not be considered indicative of operating results for the full year.

Share Repurchases

Since the beginning of the year through June 30, 2006, we have repurchased 10.1 million shares of our common stock, including approximately 6.3 million shares during the second quarter, through a combination of open market purchases and an accelerated stock buyback program for a cost of approximately $737 million. This completed our previously authorized stock repurchases. On July 24, 2006 our board of directors authorized the repurchase of up to an additional 10 million shares of our common stock, which essentially replenishes the previous authorization. During the month of July 2006, we repurchased an additional 0.9 million shares for a cost of approximately $50.6 million. As of July 31, 2006, we are authorized to purchase 9.1 million additional shares.

We have purchased a portion of these shares from Goldman, Sachs & Co., one of the underwriters in this offering, and we may purchase additional shares from such underwriter in the future. See “Underwriting”.

The Offering

The summary below describes the principal terms of the Notes. The terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the Notes.

Issuer	Station Casinos, Inc.
Notes Offered	$400.0 million aggregate principal amount of 7 3/4% Senior Notes (the “Notes”).
Maturity	August 15, 2016.
Interest	Annual rate: 7 3/4%.
Payment frequency: every six months on February 15 and August 15.
First payment: February 15, 2007.
Ranking

The Notes will be general unsecured obligations and will be equal in right of payment to all of our existing and future senior unsecured indebtedness. The Notes will rank senior in right of payment to all of our existing and future senior subordinated indebtedness and all of our subordinated indebtedness. The Notes will effectively rank junior to all of our secured indebtedness (to the extent of the value of the assets securing such indebtedness) and to liabilities of our subsidiaries, including trade payables.

As of June 30, 2006 on an as adjusted basis, after giving effect to this offering and the application of the net proceeds therefrom, the Notes would have been effectively junior to approximately $743.8 million of our senior secured indebtedness and approximately $137.1 million of liabilities of our subsidiaries.

Optional Redemption

We may redeem the Notes, in whole or in part, at any time after August 15, 2011 at the redemption prices set forth in this prospectus supplement, plus accrued and unpaid interest. See “Description of the Notes—Optional Redemption”.

Special Redemption

The Notes are subject to redemption requirements imposed by gaming laws and regulations of the State of Nevada and other gaming authorities. See “Description of the Notes—Mandatory Disposition Pursuant to Gaming Laws”.

Change of Control Triggering Event

Upon a Change of Control Triggering Event, each holder of the Notes may require us to repurchase all or a portion of its Notes at 101% of the principal amount thereof, plus accrued interest to the repurchase date. See “Description of the Notes—Change of Control and Rating Decline”.

Certain Covenants	The indenture contains certain covenants that, among other things, will limit our ability and, in certain instances, the ability of our subsidiaries or restricted subsidiaries to:
• incur additional indebtedness;

• create liens;
• issue or sell preferred stock of our restricted subsidiaries;
• engage in transactions with affiliates and other related persons; and
• consolidate, merge or transfer all or substantially all our assets and the assets of our restricted subsidiaries on a consolidated basis.
These covenants are subject to a number of important qualifications and exceptions which are described under the heading “Description of the Notes” in this prospectus supplement.
Risk Factors	See “Risk Factors” for a discussion of certain factors you should carefully consider before deciding to invest in the Notes, including factors affecting forward-looking statements.

Certain capitalized terms are defined in the section entitled “Description of the Notes—Certain Definitions”.

RISK FACTORS

Your investment in the Notes will involve certain risks. You should carefully consider the following factors and the other information included or incorporated by reference in this prospectus supplement before making an investment in the Notes.

Risks Related to Our Business

We face substantial competition in the gaming industry.

Our Nevada casino properties face competition from all other casinos and hotels in the Las Vegas area, including to some degree, from each other. In addition, our casino properties face competition from all smaller non-restricted gaming locations and restricted gaming locations (locations with 15 or fewer slot machines) in the greater Las Vegas area. As of December 31, 2005, there were over 1,400 restricted gaming locations with a total of over 15,000 slot machines. We compete with other hotel/casinos and restricted gaming locations by focusing on repeat customers and attracting these customers through innovative marketing programs. Our value-oriented, high-quality approach is designed to generate repeat business. Additionally, our casino properties are strategically located and designed to permit convenient access and ample parking, which are critical factors in attracting local visitors and repeat patrons. Currently, there are approximately 37 major gaming properties located on or near the Las Vegas Strip, 14 located in the downtown area and several located in other areas of Las Vegas. Major additions, expansions or enhancements of existing properties or the construction of new properties by competitors, could also have a material adverse effect on the businesses of our casino properties. While past additions to our competitors’ capacity have had little, if any, impact on our casino properties’ hotel occupancy or casino volume to date, there can be no assurance that hotel occupancy or casino volume will not be adversely affected in the future.

Our Nevada casino properties also face competition from 37 non-restricted gaming locations in the Las Vegas area primarily targeted to the local and the repeat visitor markets. One of these competitors opened in December 2005 and some of these competitors have completed expansions and existing competitors and new entrants into these markets are in the planning stages or under construction on other projects. Although we have competed strongly in these marketplaces, there can be no assurance that additional capacity will not have a negative impact on our business.

To a lesser extent, our Nevada operations compete with gaming operations in other parts of the state of Nevada, such as Reno, Laughlin and Lake Tahoe, riverboat gaming markets in the Midwest and South, facilities in Atlantic City, New Jersey, casinos located on Native American land and in other parts of the world and with state-sponsored lotteries, on-and-off-track pari-mutuel wagering, card rooms and other forms of legalized gambling.

In 1997, the Nevada legislature enacted Senate Bill 208. This legislation identified certain gaming enterprise districts wherein casino gaming development would be permitted throughout the Las Vegas valley and established more restrictive criteria for the establishment of new gaming enterprise districts. We believe the growth in gaming supply in the Las Vegas locals’ market has been, and will continue to be, limited by the provisions of Senate Bill 208.

The gaming industry includes land-based casinos, dockside casinos, riverboat casinos, racetracks with slots, casinos located on Native American land and other forms of legalized gaming. There is intense competition among companies in the gaming industry, some of which have significantly greater resources than we do. Several states are currently considering legalizing casino gaming in designated areas. Legalized casino gaming in such states and on Native American land will provide strong competition to us and could adversely affect our operations, particularly to the extent that such gaming is conducted in areas close to our operations.

Native American gaming in California, as it currently exists, has had little, if any impact on our Nevada operations to date, although there are no assurances as to future impact. 61 Native American tribes entered into Tribal-State Gaming Compacts (“Compacts”) with the State of California in 1999 and 2000 that are currently in effect. Each of these Native American tribes may operate up to two gaming facilities. Eight of these Native American tribes are presently not operating a casino. During 2003 through 2005, nine Native American tribes entered into new Compacts with the State of California, of which five compacts have been ratified by the California legislature and are currently in effect. Three of these nine Native American tribes may operate two gaming facilities and the remaining six Native American tribes may operate one gaming facility, respectively, however, only one tribe is presently operating a casino. Currently there are 55 Native American casinos in operation in the State of California. These Native American tribes are allowed to operate slot machines, lottery games, and banking and percentage games (including “21”) on Native American lands. Additionally, during 2004 and 2005, six tribes re-negotiated their compacts, of which five have been ratified by the California legislature and are currently in effect. These re-negotiated compacts allow for the expansion of the respective tribe’s current facilities. It is not certain how this or any expansion of Native American gaming in California will affect our Nevada operations given that visitors from California make up Nevada’s largest visitor market. Moreover, it is uncertain how soon expansion will affect our interests in Native American gaming in California. Increased competition from Native American gaming may result in a decline in our revenues and may have a material adverse effect on our business.

Certain construction risks may arise during the building of any new property.

We are currently constructing phase II and III of Red Rock, expanding Santa Fe Station, Fiesta Henderson and Green Valley Ranch and are providing or may have to provide, as the case may be, funding for the construction of gaming facilities for the Federated Indians of Graton Rancheria, the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians, the Mechoopda Indian Tribe of Chico Rancheria California and the North Fork Rancheria of Mono Indians (collectively “the Native American Tribes”) and for Aliante Station. We evaluate expansion opportunities as they become available, and we may in the future develop projects in addition to the projects described in this prospectus supplement.

Construction projects, such as the construction of phase II and III of Red Rock, and the expansions of Santa Fe Station, Fiesta Henderson and Green Valley Ranch and the proposed gaming facilities for the Native American Tribes and for Aliante Station, entail significant risks, including:

•       shortages of materials or skilled labor;

•       unforeseen engineering, environmental or geological problems;

•       work stoppages;

•       weather interference;

•       floods; and

•       unanticipated cost increases;

any of which can give rise to delays or cost overruns.

The anticipated costs and construction periods are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects and contractors. Construction, equipment or staffing requirements or problems or difficulties in obtaining any of the requisite licenses, permits, allocations or authorizations from regulatory authorities can increase the cost or delay the construction or opening of each of the proposed facilities or otherwise affect the project’s planned design and features. We have not entered into firm contracts for the expansions of Santa Fe Station or Fiesta Henderson, and we cannot be sure that we will not exceed the budgeted costs of these projects or that the projects will commence operations within the contemplated time frame, if at all.

Budget overruns and delays with respect to expansion and development projects could have a material adverse impact on our results of operations.

We may experience difficulty integrating operations of our acquired companies and developed properties and managing our overall growth which could have a material adverse effect on our operating results.

We may not be able to manage the combined operations of Station Casinos, Inc., the projects with the Native American Tribes and Aliante Station, and future acquired companies or acquired or developed properties effectively, or realize any of the anticipated benefits of the acquisitions, including streamlining operations or gaining efficiencies from the elimination of duplicative functions. The integration of other companies or assets will require continued dedication of management resources and may temporarily distract attention from our day-to-day business.

In addition, because we plan to continue to pursue expansion and acquisition opportunities, we face significant challenges not only in managing and integrating the projects with the Native American Tribes, but also in managing our expansion projects and any other gaming operations we may acquire in the future. Management of these new projects will require increased managerial resources, and we intend to continue our efforts to enhance our gaming management team. However, there can be no assurances that we will succeed in doing so. Failure to manage our growth effectively could have a material adverse effect on our operating results.

We depend on key markets and may not be able to continue to attract a sufficient number of guests and gaming customers in Nevada to make our operations profitable.

Our operating strategy emphasizes attracting and retaining customers from the Las Vegas local and repeat visitor markets. All of our owned casino properties are dependent upon attracting Las Vegas residents. We cannot be sure that we will be able to continue to attract a sufficient number of guests, gaming customers and other visitors in Nevada to make our operations profitable. In addition, our operating strategy, including the master-planning of our casinos for future expansion, has been developed, in part, based on expected population growth in Las Vegas. There can be no assurance that growth will continue in Las Vegas or that we will be able to successfully adapt to any downturn.

We regularly pursue new gaming acquisition and development opportunities and may not be able to recover our investment or successfully expand to additional locations.

We regularly evaluate and pursue new gaming acquisition and development opportunities in existing and emerging jurisdictions. These opportunities have in the past, and may in the future, take the form of joint ventures. To the extent that we decide to pursue any new gaming acquisition or development opportunities, our ability to benefit from such investments will depend upon a number of factors, including:

•       our ability to identify and acquire attractive acquisition opportunities and development sites;

•       our ability to secure required federal, state and local licenses, permits and approvals, which in some jurisdictions, are limited in number;

•       certain political factors;

•       the availability of adequate financing on acceptable terms (including waivers of restrictions in existing credit arrangements); and

•       our ability to identify and develop satisfactory relationships with joint venture partners.

Most of these factors are beyond our control. Therefore, we cannot be sure that we will be able to recover our investments in any new gaming development opportunities or acquired facilities, or successfully expand to additional locations.

We have invested, and will likely continue to invest, in real property in connection with the pursuit of expansion opportunities. We have acquired certain parcels of land as part of our development activities. Our decision whether to proceed with any new gaming opportunity is dependent upon future economic and regulatory factors, the availability of financing and competitive and strategic considerations. As many of these considerations are beyond our control, no assurances can be made that we will be able to secure additional, acceptable financing in order to proceed with any particular project. As of June 30, 2006, we had $238.5 million of land held for development that consists primarily of six sites that are owned or leased, which comprise 221 acres in the Las Vegas valley, 188 acres in the Sacramento area near Thunder Valley and 104 acres in Reno, Nevada. The primary gaming entitled land that we own in the Las Vegas valley consists of 67 acres located at the intersection of Durango Road and the Southern Beltway/Interstate 215 in the southwest area of Las Vegas, 49 acres also located in southwest Las Vegas at the intersection of Flamingo Road and Interstate 215, 61 acres located on the southern end of Las Vegas Boulevard at Cactus Avenue of which we lease and have an option to purchase 2.5 acres and 26 acres on Boulder Highway at the site formerly known as Castaways Hotel Casino and Bowling Center.

We have also acquired or are under contract to acquire approximately 67 acres of land on which Wild Wild West is located and the surrounding area, of which approximately 48 acres have been acquired as of June 30, 2006. In 2003, we exercised our option to purchase the 19-acre parcel of leased land on which Wild Wild West is located which was to occur in July 2005 at a purchase price of approximately $36 million. In July 2005, we entered into an agreement to extend the date for the close of escrow to no later than January 2007 at a purchase price of approximately $36 million, provided that either party may accelerate the close of escrow to an earlier date upon 90 days’ prior written notice to the other party. In addition, the agreement reduces the lease expense from $2.9 million to $1.6 million per year. No amounts related to this purchase option have been recorded on our consolidated balance sheets.

These investments are subject to the risks generally incident to the ownership of real property, including:

•       changes in economic conditions;

•       environmental risks;

•       governmental rules and fiscal policies; and

•       other circumstances over which we may have little or no control.

The development of such properties is also subject to restrictions under our revolving credit facility. We cannot be sure that we will be able to recover our investment in any such properties or be able to prevent incurring investment losses.

We are subject to extensive state and local regulation, and licensing and gaming authorities have significant control over our operations which could have an adverse effect on our business.

The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. We currently conduct licensed gaming operations in Nevada and California through wholly-owned subsidiaries and joint ventures. The State of Nevada, the State of California and the applicable local authorities require us to hold various licenses, findings of suitability, registrations, permits and approvals. The Nevada Gaming Commission may, among other things, limit, condition, suspend or revoke a license or approval to own the stock of any of our Nevada subsidiaries for any cause deemed reasonable by such licensing authority. We are also responsible for the acts and conduct of our employees on the premises. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved. The suspension or revocation of any of our licenses or the levy on us of substantial fines or forfeiture of assets would have a material adverse effect on our business.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our gaming activities. Gaming licenses and related approvals are deemed to be privileges under Nevada and California law, and we cannot be sure that any new licenses, findings of suitability, registrations, permits and approvals that may be required in the future will be given or that existing ones will not be revoked. Any expansion of our gaming operations in Nevada or into new jurisdictions will require various licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time consuming and costly and has no assurance of success.

Nevada gaming regulations require that covenants imposing restrictions on the transfer of, and agreements not to encumber, equity securities of certain of our licensed or registered subsidiaries be approved by the Nevada Gaming Commission to be effective. We have not obtained such approval with regard to such covenants and agreements contained in the Indenture governing the Notes.

From time to time, various proposals are introduced in the legislatures of some of the jurisdictions in which we operate that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and our company in particular. The Nevada legislature concluded their 2005 session and there were no tax increases affecting the gaming industry. The Nevada legislature does not meet again until 2007.

We are subject to Native American gaming regulation which could have an adverse effect on our business.

The terms and conditions of management contracts and the operation of casinos and all gaming on land held in trust for Native American tribes in the United States are subject to the Indian Gaming Regulatory Act of 1988 (“IGRA”), which is administered by the NIGC and the gaming regulatory agencies of tribal governments. IGRA is subject to interpretation by the NIGC and may be subject to judicial and legislative clarification or amendment.

Native American tribes are sovereign with their own governmental systems, which have primary regulatory authority over gaming on land within the tribes’ jurisdiction. Therefore, persons engaged in gaming activities, including the Company, are subject to the provisions of tribal ordinances and regulations on gaming. These ordinances are subject to review by the NIGC under certain standards established by IGRA. The NIGC may determine that some or all of the ordinances require amendment, and that additional requirements, including additional licensing requirements, may be imposed on us. Although, we have received no such notification regarding Thunder Valley, we cannot assure you that no additional requirements will be imposed on us or that we will be able to satisfy such additional requirements. The possession of valid licenses from the UAIC are ongoing conditions of our management agreement with the tribe and if any such licenses are denied, suspended, revoked or not renewed, this could have a material adverse effect on our business.

Factors affecting the economy and consumer confidence may harm our operating results.

Our properties draw a substantial number of customers from the Las Vegas valley, as well as certain geographic areas, including Southern California, Arizona and Utah. Adverse economic conditions in any of these regions could have a significant adverse effect on our business, financial condition and results of operations. Since all of our properties are located in the Las Vegas valley or Northern California, any terrorist activities or disasters in or around Southern Nevada or Northern California could have a significant adverse effect on our business, financial condition and results of operations.

Our properties use significant amounts of electricity, natural gas and other forms of energy. While no shortages of energy have been experienced, the substantial increases in the cost of electricity, natural gas and gasoline in the United States have and may continue to negatively affect our operating results. In addition, energy price increases in the regions that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a corresponding decrease in visitation and spending at our properties, which could negatively impact revenues.

We rely on key personnel, the loss of the services of whom could materially and adversely affect our results of operations.

Our ability to operate successfully and competitively is dependent, in part, upon the continued services of certain of our officers and key employees. In the event that these officers and/or employees were to leave us, we might not be able to find suitable replacements. We believe that the loss of the services of these officers and/or employees could have a material adverse effect on our results of operations.

We may incur losses that are not adequately covered by insurance which may harm our results of operations.

Although we maintain insurance customary and appropriate for our business, we cannot assure you that insurance will be available or adequate to cover all loss and damage to which our business or our assets might be subjected. The lack of adequate insurance for certain types or levels of risk could expose us to significant losses in the event that a catastrophe occurred for which we are underinsured. Any losses we incur that are not adequately covered by insurance may decrease our future operating income, require us to find replacements or repairs for destroyed property and reduce the funds available for payments of our obligations on the Notes.

Risks Related to the Notes

Our substantial indebtedness could adversely affect our financial results and prevent us from fulfilling our obligations under the Notes and may restrict our ability to take certain actions.

Our ability to pay principal of, and interest on, the Notes, our existing senior notes and existing senior subordinated notes, and our other obligations will depend on distributions from our operating subsidiaries. The operating and financial restrictions and covenants in our debt agreements, including the indenture governing the Notes (the “Indenture”), our revolving credit facility and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. See “Description of the Notes.”

Substantially all of our subsidiaries are, or are required to become, borrowers or guarantors under our revolving credit facility. Our revolving credit facility requires that the borrowers under our revolving credit facility satisfy certain financial and other covenants including:

•       a maximum funded debt to adjusted EBITDA ratio for the borrowers combined under the revolving credit facility of 4.50 to 1.00 for each quarter through December 31, 2008, which reduces to 4.25 to 1.00 on March 31, 2009 through December 31, 2009 and to 4.00 to 1.00 for each quarter thereafter;

•       a minimum fixed charge coverage ratio for the preceding four quarters for the borrowers combined of 1.25 to 1.00 for each quarter; and

•       limitations on indebtedness.

Our revolving credit facility also contains a maximum funded debt to adjusted EBITDA ratio for the Company on a consolidated basis. Our ability to incur borrowings under the revolving credit facility will depend, among other things, upon meeting that ratio. Under our revolving credit facility, the maximum permitted funded debt to adjusted EBITDA ratio permitted can be no more than 6.50 to 1.00 through June 30, 2007, which reduces to 6.25 to 1.00 on September 30, 2007 through June 30, 2008, to 6.00 to 1.00 on September 30, 2008 through December 31, 2008, to 5.50 to 1.00 on March 31, 2009 through December 31, 2009 and to 5.00 to 1.00 on March 31, 2010. Our funded debt to adjusted EBITDA ratio and fixed charge coverage ratio for our borrowers as of June 30, 2006, was 5.22 to 1.00 and 2.20 to 1.00, respectively.

The revolving credit facility contains numerous other restrictions and covenants. A breach of any of these restrictions or covenants could cause a default under other outstanding debt and the Notes. A significant portion of our indebtedness then may become immediately due and payable. The revolving credit facility is secured by substantially all of our assets and those of our subsidiaries. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments, including payments on the Notes.

The Indenture governing the Notes and the indentures governing our existing senior and senior subordinated notes contain certain customary financial and other covenants, which limit us and our subsidiaries’ ability to incur additional debt. The indentures provide that we may not incur additional indebtedness, other than specified types of indebtedness, unless our consolidated coverage ratio is at least 2.00 to 1.00. In the event that our consolidated coverage ratio is below 2.00 to 1.00, the covenant limits our ability to incur additional indebtedness for borrowings under our revolving facility not to exceed the greater of $200 million or 1.5 times Operating Cash Flow (as defined in “Description of the Notes”) for the four most recent quarters, plus $15 million. The indentures governing the Notes, our existing senior and senior subordinated notes also give the holders of such securities the right to require us to purchase the Notes at 101% of the principal amount of the Notes plus accrued interest thereon upon a Change of Control and Rating Decline (each as defined in “Description of the Notes”) of the Company. In addition, the Indenture and the indenture governing our 6% Senior Notes due 2012 contains a limitation on liens we can incur. As of June 30, 2006, our consolidated coverage ratio was 3.4 to 1.00. Accordingly, as of June 30, 2006, we had the ability to borrow an additional $1.4 billion of incremental indebtedness pursuant to the consolidated coverage ratio test under the indentures governing our indebtedness and we had $874.4 million of borrowings available under our revolving credit facility.

Our ability to meet our debt service and capital expenditure requirements and comply with our covenants will depend upon the future performance of our operations. Our future performance is subject to financial, economic, competitive, regulatory and other factors affecting us and our subsidiaries, many of which are beyond our control. While we expect that our operating cash flow will be sufficient to comply with our covenants and cover our expenses, including interest costs, dividends and capital expenditures, we cannot be sure that this will be the case. If we are unable to generate sufficient cash flow, we could be required to adopt one or more alternatives, such as obtaining additional equity capital, reducing or delaying planned expansions or capital expenditures, selling or leasing assets or restructuring debt. We cannot be sure that any of these alternatives could be effected on satisfactory terms, and any resort to alternative sources of funds could impair our competitive position and reduce our future cash flow.

Although these notes are referred to as “senior notes,” they will be effectively subordinated to our secured indebtedness and the liabilities of our subsidiaries.

The Notes are unsecured and therefore will be effectively subordinated to any secured indebtedness we may incur to the extent of the value of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving us, our assets which serve as collateral securing any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Notes. In addition, our subsidiaries will not guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us, except to the extent we may also have a claim as a creditor. As of June 30, 2006, on an as adjusted basis, after giving effect to this offering and the application of the net proceeds therefrom, these Notes would have been effectively junior to approximately $743.8 million of our senior secured indebtedness and approximately $137.1 million of liabilities of our subsidiaries. The Indenture will permit us and our subsidiaries to incur additional secured and unsecured indebtedness, including additional borrowings under our revolving credit facility. Borrowings under our revolving credit facility are secured by substantially all of the assets of the borrowers.

We have a holding company structure and depend on the business of our subsidiaries to satisfy our obligations under the Notes.

Station Casinos, Inc. is organized as a holding company. We conduct all our operations through our subsidiaries and depend on the earnings and cash flow of our subsidiaries to meet our debt obligations, including our obligations with respect to the existing senior subordinated notes and the senior notes. Because our subsidiaries’ assets constitute all of our operating assets and because our subsidiaries do not guaranty the payment of principal and interest on the Notes, the holders of the Notes will have no direct claim to our subsidiaries’ assets. Therefore, all existing and future obligations, including debt, taxes, trade and construction payables, of our subsidiaries must be paid in full before any amounts would become available for distribution to the Noteholders.

We may not be able to purchase your Notes upon a change of control.

We are required to offer to repurchase all of the notes outstanding under the indentures governing our existing senior subordinated notes and our existing senior notes if:

(1)         we experience a change of control; and

(2)         if the notes under the applicable indenture are not then rated as investment grade, the ratings of those notes are downgraded by either Standard & Poor’s Corporation or Moody’s Investors Service, Inc. by one or more graduations on or prior to 90 days after the change of control.

As of June 30, 2006, after giving pro forma effect to the sale of the Notes offered hereby and the application of the net proceeds thereof, we had $450.0 million in aggregate principal amount of the 6 1/2% Senior Subordinated Notes due 2014, $450.0 million in aggregate principal amount of the 6% Senior Notes due 2012, $700.0 million in aggregate principal amount of 6 7/8% Senior Subordinated Notes due 2016, $300.0 million in aggregate principal amount of 6 5/8% Senior Subordinated Notes due 2018 and $400.0 million in aggregate principal amount of 7 3/4% Senior Notes due 2016 outstanding. The repurchase price for the Notes and our existing senior and senior subordinated notes would be 101% of the principal amount thereof, plus any accrued and unpaid interest. We cannot assure you that we would have the funds necessary to repurchase the notes. Our failure to repurchase any notes tendered would be a default under the Indenture.

In addition, it is an event of default under our revolving credit facility if we are required to make an offer to purchase any of the Notes or our existing senior and senior subordinated notes from the holders thereof. Therefore, for us to repurchase the Notes as a result of a change of control event, we must either obtain the consent of the banks under the revolving credit facility or repay the revolving credit facility in full. Even if such a consent were obtained or the debt is refinanced, we cannot assure you that we would have the funds necessary to purchase the Notes. The failure to make such a repurchase offer would result in an event of default under the Indenture and could cause events of default under certain of our other indebtedness.

USE OF PROCEEDS

The net proceeds from the sale of the Notes offered hereby, including commission and offering expenses, are estimated to be approximately $395.7 million. We intend to use all of the net proceeds from this offering to repay a portion of the outstanding borrowings under our revolving credit facility. As of July 31, 2006, such borrowings totaled approximately $1.2 billion at an interest rate of 7.0%, with a maturity date of December 16, 2010. Borrowings were used for capital expenditures and general corporate purposes, including the repurchase of shares of our common stock previously authorized by our Board of Directors. During the period commencing January 1, 2006 through June 30, 2006, we repurchased 10.1 million shares of our common stock for approximately $737 million primarily through a combination of open market purchases and an accelerated stock buyback program. During the month of July 2006, we have repurchased an additional 0.9 million shares at a cost of approximately $50.6 million. We have purchased a portion of these shares from Goldman, Sachs & Co., one of the underwriters in this offering, and we may purchase additional shares from such underwriter in the future. See “Underwriting”.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of June 30, 2006, on an actual basis and on an as adjusted basis to give effect this offering and the application of net proceeds as if they had occurred on June 30, 2006. See “Use of Proceeds.” This table should be read in conjunction with the more detailed information incorporated by reference in this prospectus supplement.

	As of June 30, 2006
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$90,474	$90,474
Current portion of long-term debt	$242	$242
Long-term debt:
Revolving credit facility(1)	$1,122,200	$726,500
6% Senior Notes due 2012(2)	448,641	448,641
6 1/2% Senior Subordinated Notes due 2014	450,000	450,000
6 7/8% Senior Subordinated Notes due 2016(3)	707,720	707,720
6 5/8% Senior Subordinated Notes due 2016(4)	298,525	298,525
7 3/4% Senior Notes offered hereby	—	400,000
Other long-term debt, interest at 6.0%, maturity dates ranging from 2007 to 2026	17,031	17,031
Market value of interest rate swaps	(7,856)	(7,856)
Total long-term debt, less current portion	3,036,261	3,040,561
Total stockholders’ deficit	(51,369)	(51,369)
Total capitalization	$2,984,892	$2,989,192

(1)             As of June 30, 2006, our revolving credit facility provided for borrowings up to an aggregate of $2.0 billion available to certain of our subsidiaries, which borrowings are guaranteed by us. The availability is subject to compliance with the indebtedness covenants contained in the Indenture and our other existing indentures and by certain ratios under our revolving credit facility. As of June 30, 2006, we had $3.4 million in letters of credit which reduced our availability under our revolving credit facility and as a result the amount of availability under our revolving credit facility was $874.4 million. As of July 31, 2006, the outstanding balance of our revolving credit facility was approximately $1.2 billion. This amount will be reduced by the net proceeds of this offering.

(2)             Actual and as adjusted amounts shown are net of unamortized discount of $1.4 million.

(3)             Actual and as adjusted amounts shown are net of unamortized premium of $7.7 million.

(4)             Actual and as adjusted amounts shown are net of unamortized discount of $1.5 million.

DESCRIPTION OF THE NOTES

The Notes will be issued under the indenture dated as of August 1, 2006, (the “base indenture”), as amended and supplemented by a supplemental indenture to be dated as of August 15, 2006 (the “supplemental indenture”), between SCI, as issuer, and Law Debenture Trust Company of New York, as Trustee (the “Indenture”). The base indenture, as amended and supplemented by the supplemental indenture, is referred to herein as the “Indenture”. The following summary includes a description of all material provisions of the Indenture. The summary of the Indenture and of the related documents hereunder, however, does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Indenture and related documents, including the definitions contained therein of certain terms and those terms made part of the Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the Indenture. Capitalized terms used herein and not otherwise defined in this prospectus supplement have the meanings ascribed to them in the Indenture. As used in this description, the “Company” refers to SCI and not to any subsidiaries of SCI.

General

The Notes will be issued in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. The Notes will be unsecured general obligations of the Company and will be issued in aggregate principal amount of $400.0 million. The Company will be permitted to issue additional notes from time to time under the Indenture. Any offering of additional notes will be subject to the covenant described under the caption “Limitation on Indebtedness.” All Notes issued under the Indenture, including any notes subsequently issued under the Indenture, will be treated as a single class for all purposes under the Indenture, including, without limitation, with respect to waivers, amendments, redemptions and offers to purchase. The Notes and any additional notes will mature on August 15, 2016. As of the date of the Indenture and the date of the issuance of the Notes offered hereby, all of the Company’s Subsidiaries were Restricted Subsidiaries, other than Green Valley Ranch Gaming LLC, SC Michigan, LLC, MPM Enterprises, LLC, Red Rock Residential, LLC and Aliante Holding, LLC, each of which is an Unrestricted Subsidiary. Under certain circumstances, the Company will be able to designate certain current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries are not subject to many of the restrictive covenants set forth in the Indenture.

Interest on the Notes

The Notes will pay interest semiannually at a rate of 7 3/4% per annum from the date of original issuance until maturity.

Interest on the Notes will accrue from the most recent interest payment date to which interest has been paid, or if no interest has been paid, from the date of original issuance of the Notes. Interest on the Notes will be payable on February 15 and August 15 of each year, commencing February 15, 2007 to the person in whose name the Note is registered (a “Noteholder”) at the close of business on the preceding February 1 or August 1, as the case may be.

Principal of and interest on the Notes are payable at the offices of the paying agent for the Notes, Deutsche Bank Trust Company Americas located at 60 Wall Street, New York, NY 10005, provided that the payment of interest may be made at the Company’s option by wire or check mailed to a Noteholder’s registered address. The Notes are transferable at the offices of the Registrar for the Notes, located at the offices of the paying agent.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Affiliate” of any specified person means any other person (i) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person, (ii) which directly or indirectly through one or more intermediaries beneficially owns or holds 10% or more of any class of the Voting Stock of such specified person (or a 10% or greater equity interest in such person which is not a corporation) or (iii) of which 10% or more of any class of the Voting Stock (or, in the case of a person which is not a corporation, 10% or more of the equity interest) is beneficially owned or held directly or indirectly through one or more intermediaries by such person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Amortization Expense” means, for any period, amounts recognized during such period as amortization of all goodwill and other assets classified as intangible assets in accordance with GAAP.

“Average Life” means, as of the date of determination, with reference to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

“Bank Facility” means the Third Amended and Restated Loan Agreement, as of December 15, 2005, as amended June 26, 2006, by and among Palace, Boulder, Texas, Sunset, Santa Fe, Lake Mead Holdings, Lake Mead, Fiesta Holdings, Fiesta and Charleston Station, the Lenders party thereto and The Royal Bank of Scotland, PLC, Deutsche Bank Trust Company Americas, Wachovia Bank, National Association and Bank of Scotland, as Co-Documentation Agents, and Wells Fargo Bank, N.A., as Syndication Agent, and Bank of America, N.A., as Administrative Agent, as amended, modified or refinanced from time to time, provided that the managing agent for the lenders under such refinancing is a banking institution with over $500 million in assets and subject to supervision and examination by federal or state banking authorities.

“Boulder” means Boulder Station, Inc.

“Capital Lease Obligations” of a person means any obligation that is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with GAAP; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP; the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty; and such obligation shall be deemed secured by a Lien on any property or assets to which such lease relates.

“Capital Stock” means, with respect to any person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents (including partnerships or partnership interests) or ownership interests (however designated) of such person, including each class of common stock and preferred stock of such person, but excluding convertible Indebtedness.

“Change of Control” means an event or series of events by which (i) the Company sells, conveys, transfers or leases, directly or indirectly, all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries to any person, corporation, entity or group, (ii) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) (other than the Existing Equity Holders) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly of securities representing 40% or more of the combined voting power of the Company’s Voting Stock and at such time as the Existing Equity Holders together shall fail to beneficially own, directly or indirectly, securities representing at least the same percentage of the combined voting power of the Company’s Voting Stock as is “beneficially owned” by such “person”, (iii) the Company consolidates with or merges into another corporation, or any corporation consolidates with or merges into the Company, in either event pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property, other than any such transactions between the Company and its wholly-owned Restricted Subsidiaries, with the effect that any “person” (other than the Existing Equity Holders) becomes the “beneficial owner”, directly or indirectly, of securities representing 40% or more of the combined voting power of the Company’s Voting Stock and at such time as the Existing Equity Holders together shall fail to beneficially own, directly or indirectly, securities representing at least the same percentage of the combined voting power of the Company’s Voting Stock as is “beneficially owned” by such “person”, or (iv) during any period of 24 consecutive months, individuals who at the beginning of such period constituted the Company’s Board of Directors (together with any new or replacement directors whose election by the Company’s Board of Directors, or whose nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office. The meaning of the term “all or substantially all of its properties and assets” is not determinable with absolute certainty. Such term is likely to be interpreted by reference to applicable state law in effect at the relevant time and the interpretation will be dependent upon the facts and circumstances existing at that time. It is therefore possible that Noteholders and the Company (or different holders) will disagree as to whether or not a Change of Control or Change of Control Triggering Event has occurred.

“Change of Control Triggering Event” is defined as the occurrence of both (i) a Change of Control and (ii) a Rating Decline.

“Charleston Station” means Charleston Station, LLC.

“Completion Guarantee and Keep-Well Agreement” means (i) the guarantee by the Company or a Restricted Subsidiary of the completion of the development, construction and opening of a new gaming facility by an Affiliate of the Company, (ii) the agreement by the Company or a Restricted Subsidiary to advance funds, property or services on behalf of an Affiliate of the Company in order to maintain the financial condition of such Affiliate in connection with the development, construction and opening of a new gaming facility by such Affiliate and (iii) performance bonds incurred in the ordinary course of business; provided that, in the case of clauses (i) and (ii) above, such guarantee or agreement is entered into in connection with obtaining financing for such gaming facility or is required by a Gaming Authority.

“Consolidated Coverage Ratio” means, for any period, for any person, the ratio of the aggregate amount of Operating Cash Flow of such person for such period to the aggregate amount of Consolidated Interest Expense of such person for such period.

“Consolidated Interest Expense” means, for any period, the total interest expense of a person and its consolidated Restricted Subsidiaries, including (i) interest expense attributable to Capital Lease Obligations, (ii) amortization of debt discount, (iii) capitalized interest, (iv) cash and noncash interest payments, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, (vi) net costs under Interest Rate Protection Agreements (including amortization of discount) and (vii) interest expense in respect of obligations of other persons deemed to be Indebtedness of the Company or its Restricted Subsidiaries under clause (v) or (vi) of the definition of Indebtedness.

“Consolidated Net Income” means, for any period, the net income of a person and its consolidated Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income (loss) of any person if such person is not a Restricted Subsidiary, except that (A) the Company’s equity in the net income of any such person (including, without limitation, an Unrestricted Subsidiary) for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (iii) below); and (B) the Company’s equity in the net loss of any such person for such period shall be included in determining such Consolidated Net Income (subject, with respect to the net loss of an Unrestricted Subsidiary, to clause (vi) below); (ii) any net income (loss) of any person acquired by the Company or a Restricted Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income (loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash which could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause) unless at the time of computation no cash would be permitted to be distributed and (B) the Company’s equity in the net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income; (iv) any gain or loss realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated Restricted Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any person; (v) the cumulative effect of a change in accounting principles; (vi) the net loss of any Unrestricted Subsidiary; and (vii) extraordinary or nonrecurring gains or losses.

“Consolidated Net Tangible Assets” means the total amount of assets (including investments in Joint Ventures) of the Company and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (i) all current liabilities of the Company and its Subsidiaries (excluding (A) the current portion of long-term indebtedness, (B) intercompany liabilities and (C) any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as of which the amount thereof is being computed) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and any other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and computed in accordance with GAAP.

“Consolidated Net Worth” of any person means the total of the amounts shown on the balance sheet of such person and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of any date selected by the Company not more than 90 days prior to the taking of any action for the purpose of which the determination is being made (and adjusted for any material events since such date), as (i) the par or stated value of all outstanding Capital Stock plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus, less (A) any accumulated deficit, (B) any amounts attributable to Redeemable Stock and (C) any amounts attributable to Exchangeable Stock.

“Exchangeable Stock” means any Capital Stock of a corporation that is exchangeable or convertible into another security (other than into Capital Stock of such corporation that is neither Exchangeable Stock or Redeemable Stock).

“Existing Equity Holders” means Frank J. Fertitta III, Blake L. Sartini, Delise F. Sartini, Lorenzo J. Fertitta, Glenn C. Christenson, Scott M Nielson, William W. Warner and the Former Equity Holder and their executors, administrators or the legal representatives of their estates, their heirs, distributees and beneficiaries, any trust as to which any of the foregoing is a settlor or co-settlor and any corporation, partnership or other entity which is an Affiliate of any of the foregoing. Existing Equity Holders shall also mean any lineal descendants of such persons, but only to the extent that the beneficial ownership of the Voting Stock held by such lineal descendants was directly received (by gift, trust or sale) from any such person.

“Existing Notes” means the $450,000,000 6% Senior Notes of the Company due 2012 and the Existing Senior Subordinated Notes.

“Existing Senior Subordinated Notes” means the $450,000,000 6 1/2% Senior Subordinated Notes of the Company due 2014, the $700,000,000 6 7/8% Senior Subordinated Notes of the Company due 2016 and the $300,000,000 6 5/8% Senior Subordinated Notes of the Company due 2018.

“FF&E Financing” means Indebtedness which is non-recourse to the borrower, the proceeds of which will be used to finance the acquisition or lease by the Company or its Restricted Subsidiaries of furniture, fixtures or equipment (“FF&E”) used in the operation of its business and secured by a Lien on such FF&E.

“Fiesta” means Fiesta Station, Inc.

“Fiesta Holdings” means Fiesta Station Holdings, LLC.

“Former Equity Holder” means Frank J. Fertitta, Jr.

“Funded Indebtedness” means all Indebtedness of the Company that (i) matures by its terms, or is renewable at the option of the Company to a date more than one year after the date of original issuance of such Indebtedness and (ii) ranks at least equal in right of payment with the Notes.

“GAAP” means generally accepted accounting principles as in effect in the United States of America on the date that the Notes are issued.

“Gaming Authority” means the Nevada Gaming Commission, the Nevada Gaming Control Board or any agency of any state, county, city or other political subdivision which has, or may at any time after the date of the Indenture have, jurisdiction over all or any portion of the gaming activities of the Company or any of its Subsidiaries or any successor to such authority.

“Gaming License” of any person means every license, franchise or other authorization on the date of the Indenture or thereafter required to own, lease, operate or otherwise conduct the gaming operations of such person, including, without limitation, all such licenses granted under the Nevada Gaming Control Act as from time to time amended, or any successor provision at law, the regulations of Gaming Authorities and other applicable laws.

“Governmental Authority” means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of any city or other political subdivision or otherwise and whether now or hereafter in existence, or any officer or official thereof.

“Indebtedness” of any person means, without duplication, (i) the principal of and premium (if any) in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable; (ii) all Capital Lease Obligations of such person; (iii) all obligations of such person issued or assumed as the deferred purchase price of property, assets or services, all conditional sale obligations and all obligations under any title retention agreement (but excluding operating leases and trade accounts payable arising in the ordinary course of business); (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit); (v) all obligations of the type referred to in clauses (i) through (iv) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured.

“Interest Rate Protection Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Subsidiary against fluctuations in interest rates.

“Investment Grade” designates a rating of BBB– or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such ratings by S&P or Moody’s. In the event that the Company shall select any other Rating Agency, the equivalent of such ratings by such Rating Agency shall be used.

“Joint Venture”   means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by the Company and/or one or more Subsidiaries.

“Lake Mead” means Lake Mead Station, Inc.

“Lake Mead Holdings” means Lake Mead Station Holdings, LLC.

“Legal Requirements” means, with respect to any project, all laws, statutes and ordinances (including building codes and zoning and environmental laws, regulations and ordinances), and all rules, orders, rulings, regulations, directives and requirements of all Governmental Authorities, which are now or which may hereafter be in existence, and which are applicable to the Company or any Affiliate thereof in connection with the construction or development of any project or the operation of its business, or any part thereof, including, without limitation, the Nevada Gaming Control Act, as modified by any variances, special use permits, waivers, exceptions or other exemptions which may from time to time be applicable to the Company or any Affiliate thereof.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset (including any agreement to give any security interest). For the purposes of the Indenture, a person shall be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capital Lease Obligation or other title retention agreement (other than operating leases) relating to such asset.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Operating Cash Flow” means, for any period, for any person, the aggregate amount of Consolidated Net Income of such person before Consolidated Interest Expense, income taxes, depreciation expense, Amortization Expense and any noncash amortization of debt issuance cost. Notwithstanding the foregoing, the Consolidated Interest Expense, income taxes, depreciation expense, Amortization Expense and any noncash amortization of debt issuance cost of a subsidiary of a person shall be added to Consolidated Net Income to compute Operating Cash Flow in the same proportion that the net income of such subsidiary was included in calculating the Consolidated Net Income of such person.

“Palace” means Palace Station Hotel & Casino, Inc.

“Permitted Refinancing Indebtedness” means Indebtedness of the Company or a Restricted Subsidiary (i) issued in exchange for, or the proceeds from the issuance and sale or disbursement of which are used to substantially concurrently repay, redeem, refund, refinance, discharge or otherwise retire for value, in whole or in part (collectively, “repay”), or (ii) constituting an amendment, modification or supplement to, or a deferral or renewal of (collectively, an “amendment”), any Indebtedness of the Company or a Restricted Subsidiary (and any premiums, penalties, fees and expenses actually incurred by the Company or such Restricted Subsidiary in connection with the repayment or amendment thereof) existing immediately after the original issuance of the Notes or incurred pursuant to clauses (iii), (vi), (vii) and (viii) (subject to proviso (C) below) of the Indenture covenant described under “Limitation on Indebtedness,” in a principal amount (or, if such Permitted Refinancing Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon the acceleration thereof, with an original issue price) not in excess of (1) the principal amount of the Indebtedness so refinanced (or, if such Permitted Refinancing Indebtedness refinances Indebtedness under an agreement providing a commitment for subsequent borrowings, with a maximum commitment not to exceed the maximum commitment under such agreement) plus (2) unpaid accrued interest on such Indebtedness plus (3) premiums, penalties, fees and expenses actually incurred by the Company or such Restricted Subsidiary, as the case may be, in connection with the repayment or amendment thereof; provided that (A) Permitted Refinancing Indebtedness of the Company that repays or constitutes an amendment to Subordinated Indebtedness shall not have an Average Life less than the Indebtedness to be so refinanced at the time of such incurrence, and shall contain subordination and default provisions no less favorable in any material respect to the Noteholders than those contained in such repaid or amended Indebtedness, (B) notwithstanding the foregoing, any Permitted Refinancing Indebtedness incurred to repay all of the Notes then outstanding shall not be limited in principal amount or otherwise if the Company, contemporaneously with such issuance, irrevocably deposits with the Trustee or paying agent an amount of the proceeds of such Permitted Refinancing Indebtedness sufficient to redeem or repay each installment of the outstanding principal amount of the Notes on, and all interest accrued to, the date fixed for such repayment, together with irrevocable instructions to redeem and repay the Notes on the stated redemption date and (C) to the extent that Permitted Refinancing Indebtedness includes Indebtedness incurred in connection with the refinancing of the Bank Facility (whether or not such Indebtedness is existing on or after the date of the Indenture) and the managing agent for the lenders under such refinancing Indebtedness is a person other than a banking institution with over $500 million in assets and subject to supervision and examination by federal or state banking authorities, the provisions of clause (viii) of the covenant described under “Limitation on Indebtedness” shall terminate and be of no further force and effect with respect to such refinancing Indebtedness.

“Project Cost” means, with respect to any Resort Property, the aggregate costs required to complete a construction project on such Resort Property or an addition or improvement to such Resort Property in accordance with the plans therefor and applicable Legal Requirements, as set forth in an Officer's Certificate submitted to the Trustee, setting forth in reasonable detail all amounts theretofore expended and any anticipated costs and expenses estimated to be incurred and reserves to be established in connection with the construction and development of such future addition or improvement, including direct-costs related- thereto such as construction management, architectural, engineering and interior design fees, site work, utility installations and hook up fees, construction permits, certificates and bonds, land acquisition costs and the cost of furniture, fixtures, furnishings, machinery and equipment, but excluding the following: principal or interest payments on any Indebtedness (other than interest which is required to be capitalized in accordance with generally accepted accounting principles, which shall be included in determining Project Cost), or costs related to the operation of the Resort Property including, but not limited to, non-construction supplies and pre-operating payroll.

“Qualified Non-Recourse Debt” means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries, other than by a pledge by the Company or a Restricted Subsidiary of the stock of an Unrestricted Subsidiary; provided, however, that the Company or any of its Restricted Subsidiaries may (x) execute a Completion Guarantee and Keep-Well Agreement for an Unrestricted Subsidiary whose sole purpose is to develop, construct and operate a new gaming facility or (y) make a loan to an Unrestricted

Subsidiary and such actions referred to in the foregoing clauses (x) and (y) shall not constitute Indebtedness which is not Qualified Non-Recourse Debt.

“Rating Agencies” means (i) S&P and (ii) Moody’s or (iii) if S&P or Moody’s or both shall not make a rating of the Notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Moody’s or both, as the case may be.

“Rating Category” means (i) with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories); and (ii) with respect to Moody’s, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such category of S&P or Moody’s used by another Rating Agency. In determining whether the rating of the Notes has decreased by one or more gradation, gradations within Rating Categories (+ and - for S&P; 1, 2 and 3 for Moody’s; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change of Control or (ii) public notice of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control.

“Rating Decline” shall be deemed to occur if, within 90 days of public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies): (a) in the event the Notes are rated by either Rating Agency on the Rating Date as Investment Grade the rating of the Notes by both Rating Agencies shall be below Investment Grade, or (b) in the event the Notes are rated below Investment Grade by both Rating Agencies on the Rating Date, the rating of the Notes by either Rating Agency shall be decreased by one or more gradations (including gradations within Rating Categories as well as between Rating Categories).

“Redeemable Stock” means any Capital Stock that by its terms or otherwise (other than in consideration of Capital Stock that is not Redeemable Stock) is, or upon the happening of an event would be, required to be redeemed or repurchased pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, at any time prior to the first anniversary of the stated maturity of the Notes; provided, however, that any Capital Stock that would constitute Redeemable Stock solely because the holders thereof (or of any security into which it is convertible or for which it is exchangeable) have the right to require the issuer to repurchase such Capital Stock (or such security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting a Change of Control shall not constitute Redeemable Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof will not repurchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by the Company with the provisions of the Indenture described under the caption “Change of Control and Rating Decline”.

“Related Person” of any person means (i) (A) if such person is a corporation, any person who is a director, officer or employee (x) of such person, (y) of any subsidiary of such person or (z) of any Affiliate of such person or (B) if such person is an individual, any immediate family member or lineal descendent of such person or spouse of such immediate family member or of such lineal descendant, or (ii) any Affiliate of any person included in clause (i) and any person who is a director, officer or employee of such Affiliate.

“Required Rating” means ratings on the Notes of at least BBB- by S&P and Baa3 by Moody’s.

“Resort Property” means any property owned or any Restricted Subsidiary that has on it, or upon completion of construction will have on it, a casino (including a riverboat casino), casino-hotel, destination resort or theme park.

“Restricted Subsidiary” of a person means any subsidiary of the referent person that is not an Unrestricted Subsidiary.

“Santa Fe” means Santa Fe Station, Inc.

“S&P” means Standard & Poor’s Corporation and its successors.

“Subordinated Indebtedness” means any Indebtedness of the Company (whether outstanding on the date of the Indenture or thereafter incurred) which is subordinate or junior in right of payment to the Notes.

“subsidiary of a person” means any corporation, association, partnership, limited liability company or other business entity of which 50% or more of the Voting Stock is at the time of determination owned or controlled, directly or indirectly, by such person or by one or more of the other subsidiaries of that person (or a combination thereof); provided that with respect to any such corporation, association, partnership, limited liability company or other business entity of which no more than 50% of the total Voting Stock is so owned or controlled, then such corporation, association, partnership, limited liability company or other business entity shall not be deemed to be a subsidiary of such person unless such person has the power to direct the policies or management of such corporation, association, partnership, limited liability company or other business entity.

“Subsidiary” means any subsidiary of the Company.

“Sunset” means Sunset Station, Inc.

“Texas” means Texas Station, LLC.

“Unrestricted Subsidiary” means any Subsidiary (other than Palace, Boulder, Texas, Sunset, Santa Fe, Fiesta, Fiesta Holdings, Lake Mead, Lake Mead Holdings, Charleston Station or any successor to any of them) that at the time of determination shall be designated by the Board of Directors of the Company as an Unrestricted Subsidiary of the Company by a Board Resolution and any Subsidiary of an Unrestricted Subsidiary, but only to the extent and so long as such Subsidiary (and any Subsidiary of such Subsidiary): (a) has no Indebtedness other than Qualified Non-Recourse Debt; and (b) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that the Company or any of its Restricted Subsidiaries may execute a Completion Guarantee and Keep-Well Agreement for an Unrestricted Subsidiary whose sole purpose is to develop, construct and operate a new gaming facility, and the execution and performance (if such performance is permitted under the covenant entitled “Limitation on Indebtedness”) of such Completion Guarantee and Keep-Well Agreement shall not prevent a Subsidiary from becoming or remaining an Unrestricted Subsidiary. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described below under the caption “Limitation on Indebtedness”, the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding

Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if no default or Event of Default would be in existence following such designation.

“Voting Stock” means any class of Capital Stock of any person then outstanding normally entitled (without regard to the occurrence of any contingency) to vote in elections of directors, managers, managing partners or trustees.

Optional Redemption

The Notes will not be redeemable prior to August 15, 2011. Thereafter, the Notes will be redeemable, at the Company’s option, in whole or in part, upon not less than 30 days’ nor more than 60 days’ notice mailed to each Noteholder to be redeemed at the Noteholder’s address of record, on any date on which the Notes are outstanding on or after August 15, 2011 and prior to maturity.

The Notes will be redeemable at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period beginning August 15 of the years indicated below:

Year	Redemption Prices
2011	102.906%
2012	101.938%
2013	100.969%
2014 and thereafter	100.000%

Selection for Redemption

If fewer than all the Notes are to be redeemed, the Trustee will select the Notes or portions thereof that will be redeemed as provided in the Indenture on a pro rata basis or by lot. Unless the Company defaults in making the redemption payment, on and after the redemption date, interest will cease to accrue on the Notes or portions of them called for redemption.

Ranking

The Notes are:

•       unsecured general obligations of the Company;

•       equal in right of payment with all existing and future unsecured senior Indebtedness of the Company; and

•       senior in right of payment to all existing and future Subordinated Indebtedness of the Company.

The Notes effectively rank junior to secured Indebtedness of the Company, including borrowings under the Bank Facility, to the extent of the value of the property securing such Indebtedness, and to all liabilities of the Company’s subsidiaries.

Change of Control and Rating Decline

Upon the occurrence of a Change of Control Triggering Event, each Noteholder shall have the right to require that the Company repurchase all or any part of such Noteholder’s Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued interest to the date of repurchase. Within 30 days following the date of a Change of Control Triggering Event, the Company shall mail a notice to each Noteholder with a copy to the Trustee stating: (1) that a Change of Control Triggering Event has occurred and that such Noteholder has the right to require the Company to repurchase all or any part of such Noteholder’s Notes at a repurchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of repurchase thereof; (2) the circumstances and relevant facts regarding such Change of Control Triggering Event (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control Triggering Event); and (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Repurchase Date”). Noteholders electing to have Notes repurchased will be required to surrender the Notes, with an appropriate, duly completed form, to the Company at the address specified in the notice at least three Business Days prior to the Repurchase Date. Noteholders will be entitled to withdraw their election if the paying agent receives, not later than three Business Days prior to the Repurchase Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Noteholder, the principal amount of the Notes which were delivered for repurchase by the Noteholder and a statement that such holder is withdrawing such holder’s election to have such Notes repurchased.

The source of funds for any repurchase of Notes upon a Change of Control Triggering Event will be the Company’s cash or cash generated from operations or other sources, including borrowings, sales of assets or equity. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control Triggering Event to make any required repurchases. In addition, the ability to repurchase Notes upon a Change of Control Triggering Event would be limited by the Bank Facility and may be limited by the terms of other then-existing Indebtedness. There can be no assurance that the Company will be able to fund the repurchase of Notes upon a Change of Control Triggering Event within the limitations imposed by the Bank Facility and by the terms of other then-existing Indebtedness. The Indenture requires the Company, if any consent under the Bank Facility is necessary to permit the repurchase of Notes as described in the preceding paragraph, to (i) repay in full all Indebtedness under the Bank Facility or offer to repay in full all Indebtedness under the Bank Facility or (ii) obtain the requisite consent under the Bank Facility. The failure to comply with the covenant set forth in the preceding sentence will not excuse the failure to repurchase Notes upon a Change of Control Triggering Event. There can be no assurance that the Company will be able, as required by the Indenture, to repay the Bank Facility or obtain any consent under the Bank Facility necessary to permit the repurchase of the Notes upon a Change of Control Triggering Event. However, any default by the Company in payment of principal when the same becomes due and payable upon a Noteholder’s exercise of the repurchase offer following a Change of Control Triggering Event will be deemed an Event of Default (as a remedy for which Noteholders would be entitled to receive the purchase price due upon a Change of Control Triggering Event).

The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws, to the extent such rules and laws are applicable, in the event that a Change of Control Triggering Event occurs and the Company is required to repurchase Notes.

The existence of a Noteholder’s right to require the Company to repurchase such Noteholder’s Note upon the occurrence of a Change of Control Triggering Event may deter a third party from acquiring the Company in a transaction which would constitute a Change of Control.

Limitation on Indebtedness

Unless the Notes are rated the Required Rating (during which time the following covenant will not be in effect), the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee, or otherwise in any manner become liable, directly or indirectly, with respect to any Indebtedness, except, without duplication, for (i) the incurrence by the Company’s Unrestricted Subsidiaries of Qualified Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Qualified Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company; (ii) FF&E Financing incurred by the Company or its Restricted Subsidiaries, (iii) the Notes, (iv) all Existing Notes, (v) provided no Event of Default shall have occurred and be continuing, other Indebtedness of the Company and its Restricted Subsidiaries in an amount not to exceed $15,000,000 in aggregate principal amount, (vi) additional Indebtedness of the Company and its Restricted Subsidiaries, if at the time of the incurrence of such Indebtedness, the pro forma Consolidated Coverage Ratio of the Company, calculated cumulatively for the four most recent consecutive fiscal quarters of the Company and ending prior to the date of incurrence (the “Reference Period”) is not less than 2.00 to 1.00, after giving effect to (A) the incurrence of such Indebtedness as if such Indebtedness was incurred at the beginning of the Reference Period and (if applicable) the application of the net proceeds thereof to refinance other Indebtedness as if the application of such proceeds occurred at the beginning of the Reference Period and, (B) the acquisition or disposition of any company or business acquired or disposed of by the Company or any Restricted Subsidiary since the first day of the Reference Period, including any acquisition or disposition which will be consummated contemporaneously with the incurrence of such Indebtedness, as if such acquisition or disposition occurred at the beginning of the Reference Period, (vii) Permitted Refinancing Indebtedness, (viii) Indebtedness incurred under the Bank Facility not to exceed the greater of (A) $200 million or (B) 1.5 times Operating Cash Flow calculated cumulatively for the four most recent consecutive fiscal quarters of the Company immediately preceding the date on which such Indebtedness is incurred, provided that the exception in this clause (viii) shall not be applicable to any Indebtedness incurred in refinancing the Bank Facility if the managing agent for the lenders of such refinancing Indebtedness is a person other than a banking institution with over $500 million in assets and subject to supervision and examination by federal or state banking authorities, (ix) Interest Rate Protection Agreements of the Company or any Restricted Subsidiary covering solely Indebtedness of the Company or any Restricted Subsidiary which is otherwise permitted to be incurred pursuant to this paragraph, (x) Indebtedness to the Company or a wholly-owned Restricted Subsidiary, or (xi) to the extent that such incurrence does not result in the incurrence by the Company or any Restricted Subsidiary of any obligation for the payment of borrowed money of others, Indebtedness incurred solely as a result of the execution by the Company or its Restricted Subsidiaries of a Completion Guarantee and Keep-Well Agreement; provided, however, that the foregoing exception shall not be applicable to Indebtedness incurred in connection with the performance by the Company or its Restricted Subsidiaries of a Completion Guarantee and Keep-Well Agreement.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (i) through (xi) of the first paragraph of this covenant, the Company will, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses. The Company may reclassify such Indebtedness from time to time in its sole discretion.

The Company will not incur any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Company unless such Indebtedness is also contractually subordinated in right of payment to the Notes on substantially identical terms; provided, however, that no Indebtedness of the Company will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured.

Limitation on Capital Stock of Restricted Subsidiaries

The Company will not permit any Restricted Subsidiary to issue any Capital Stock to any person (other than to the Company or any wholly-owned Restricted Subsidiary) that shall entitle the holder of such Capital Stock to a preference in right of payment in the event of liquidation, dissolution or winding-up of such Restricted Subsidiary or with respect to dividends of such Restricted Subsidiary.

Limitation on Transactions with Affiliates

Unless the Notes are rated the Required Rating (during which time the following covenant will not be in effect), the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service), pursuant to which the Company or any Restricted Subsidiary shall receive or render value exceeding $1,000,000, with any Affiliate or Related Person of the Company or of the Existing Equity Holders (other than the Company or a wholly-owned Restricted Subsidiary of the Company), unless (i) the terms of such business, transaction or series of related transactions are (A) set forth in writing and (B) fair and reasonable to the Company or such Restricted Subsidiary, and no less favorable to the Company or such Restricted Subsidiary, as the case may be, as terms that would be obtainable at the time for a comparable transaction or series of related transactions with an unrelated third person and (ii) the disinterested directors of the Board of Directors of the Company have, by resolution, determined in good faith that such business or transaction or series of related transactions meets the criteria set forth in (i) (B) above, which determination shall be conclusive and (iii) with respect to any transaction or series of related transactions otherwise permitted under this paragraph pursuant to which the Company or any Restricted Subsidiary shall receive or render value exceeding $15,000,000, such transaction or series of related transactions shall not be permitted unless, prior to consummation thereof, the Company shall have received an opinion, from an independent nationally recognized firm experienced in the appraisal or similar review of similar types of transactions, that such transaction or series of related transactions is on terms which are fair, from a financial point of view, to the Company or such Restricted Subsidiary. Notwithstanding the foregoing, the Company or any of its Restricted Subsidiaries shall be entitled to provide management services to an Unrestricted Subsidiary whose sole purpose is to develop, construct and operate a new gaming facility, provided that the Company or such Restricted Subsidiary, as the case may be, is reimbursed by the Unrestricted Subsidiary for all costs and expenses (including without limitation payroll) it incurs in providing such services.

Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

Unless the Notes are rated the Required Rating (during which time the following covenant will not be in effect), the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to: (i) pay dividends or make any other distribution on its Capital Stock or any other interest or participation in, or measured by, its profits, or pay any interest or principal due on Indebtedness owed to the Company or any of its Restricted Subsidiaries; (ii) make loans or advances to the Company or any of its Restricted Subsidiaries; or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, other than (a) any such encumbrance or restriction imposed by any Gaming Authority, (b) any encumbrance or restriction existing on the date of the Indenture contained in the Bank Facility relating to Indebtedness that does not exceed the greater of (1) $200 million or (2) 1.5 times Operating Cash Flow calculated cumulatively for the four most recent consecutive fiscal quarters of the Company immediately preceding the date on which such indebtedness is incurred, (c) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness (other than Indebtedness incurred in anticipation of, as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary of the Company) incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary became a Restricted Subsidiary of the Company and outstanding on such date, (d) any pledge by the Company or a Restricted Subsidiary of the stock of an Unrestricted Subsidiary if such pledge is made in connection with the incurrence of Qualified Non-Recourse Debt by such Unrestricted Subsidiary; and (e) any encumbrance or restriction pursuant to an agreement relating to Indebtedness issued to repay or amend Indebtedness referred to in clause (b), (c) or (e) of this paragraph, provided, however, that any such encumbrance or restriction is no less favorable to the Noteholders than encumbrances and restrictions contained in agreements relating to the Indebtedness so repaid or amended, and provided further, that in the event that Indebtedness is issued to repay or amend the Bank Facility, the aggregate principal amount of such Indebtedness shall not exceed the greater of (A) $200 million or (B) 1.5 times Operating Cash Flow calculated cumulatively for the four most recent consecutive fiscal quarters of the Company immediately preceding the date on which such Indebtedness is issued.

Limitation on Liens

The Company will not issue, assume or guarantee any Indebtedness secured by a Lien upon any of its property without (x) equally and ratably securing the Notes with (or prior to) the Indebtedness secured by the Lien, for so long as the Indebtedness shall be so secured or (y) in the event that such Indebtedness is Subordinated Indebtedness, securing the Notes prior to such Subordinated Indebtedness as to such property, for so long as such Subordinated Indebtedness shall be so secured. This limitation on Liens will not apply to:

(a)    Liens existing on the date of issuance of the Notes;

(b)   Liens affecting property of a corporation or other entity existing at the time of acquisition through a merger, consolidation or otherwise by the Company;

(c)    Liens on property existing at the time of acquisition or incurred to secure payment of all or a part of the purchase price or to secure Indebtedness incurred prior to, at the time of, or within 24 months after the acquisition, for the purpose of financing all or part of the purchase price;

(d)   Liens on any property to secure all or part of the cost of improvements or construction thereon or Indebtedness incurred to provide funds for that purpose in a principal amount not exceeding the cost of these improvements or construction;

(e)    Liens to secure Indebtedness of the Company, the proceeds of which are used substantially simultaneously with the incurrence of such Indebtedness to retire Funded Indebtedness;

(f)    purchase money security Liens on personal property;

(g)    Liens securing Indebtedness of the Company, the proceeds of which are used within 24 months of the incurrence of such Indebtedness for the Project Cost of the construction and development or improvement of a Resort Property;

(h)   Liens on the stock, partnership or other equity interest of the Company in any Joint Venture to secure Indebtedness, provided the amount of such Indebtedness is contributed and/or advanced solely to such Joint Venture;

(i)    Liens securing Indebtedness, liabilities or other obligations incurred under the Bank Facility or any other debt or credit facilities with banks or other institutional lenders providing for revolving credit facilities, term loans or letters of credit;

(j)     Liens in favor of any government or governmental body, including the United States or any state thereof, or any department, agency, instrumentality, or political subdivision of any such jurisdiction, including, without limitation, Liens to secure Indebtedness of the pollution control or industrial revenue bond type;

(k)   Liens required by any contract or statute in order to permit the Company to perform any contract or subcontract made by it with or at the request of a governmental entity, the United States of America, any state or any department, agency or instrumentality or political subdivision of either;

(l)    mechanic’s, materialman’s, carrier’s or other like Liens, arising in the ordinary course of business;

(m)  Liens for taxes or assessments and similar charges either (x) not delinquent or (y) contested in good faith by appropriate proceedings and as to which the Company or a Subsidiary of the Company shall have set aside on its books adequate reserves;

(n)   zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and minor irregularities of title incident thereto which do not in the aggregate materially detract from the value of the property or assets of the Company and its Restricted Subsidiaries taken as a whole or impair the use of such property in the operation of the Company’s business; and

(o)   any extension, renewal, replacement or refinancing of any Lien referred to in the foregoing clauses (a) through (i) inclusive or of any Indebtedness secured thereby; provided that the principal amount of Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal, replacement or refinancing, and that such extension, renewal, replacement or refinancing Lien shall be limited to all or part, of substantially the same property which secured the Lien extended, renewed, replaced or refinanced (plus improvements on such property).

Notwithstanding the foregoing, the Company may, without securing the Notes, issue, assume or guarantee Indebtedness secured by a Lien on the Company’s property which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with all other such Indebtedness of the Company which would otherwise be subject to the foregoing restrictions (not including Indebtedness permitted to be secured under clauses (a) through (i) inclusive above) does not at any one time exceed an amount equal to the Operating Cash Flow of the Company calculated cumulatively for the four most recent consecutive fiscal quarters of the Company immediately preceding the date of such issuance, assumption or guarantee of such Indebtedness.

No Amendment to Subordination Provisions

Without the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding, the Company will not amend, modify or alter any of the indentures governing any of the Existing Senior Subordinated Notes in any way to:

(1)   advance the final maturity date of any of the Existing Senior Subordinated Notes to a date that is prior to 181 days after the final maturity date of the Notes; or

(2)   amend the provisions of Article 10 of any of the indentures governing the Existing Senior Subordinated Notes (which relate to subordination) in any manner that materially adversely affects the holders of the Notes.

Provision of Financial Information

The Company will file with the Trustee and provide Noteholders within 15 days after it files them with the SEC copies of the quarterly and annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe)

which the Company files with the SEC pursuant to Sections 13(a) and 13(c) or 15(d) of the Exchange Act. The Company will continue to file with the SEC and the Trustee, and provide to Noteholders, on the same timely basis such reports, information and other documents as the Company would be required to file with the SEC as if the Company were subject to the requirements of such Sections 13(a) and 13(c) or 15(d) of the Exchange Act, notwithstanding that the Company may no longer be subject to Section 13(a) and 13(c) or 15(d) of the Exchange Act and that the Company would be entitled not to file such reports, information and other documents with the SEC. In addition, if the Company has any Unrestricted Subsidiaries at such time, it shall also file with the Trustee, and provide to the Noteholders, on the same timely basis, all quarterly and annual financial statements (which information may be unaudited) that would be required by Forms 10-Q and 10-K if the Company did not have such Unrestricted Subsidiaries.

Consolidation, Merger and Sale of Assets

The Company may not consolidate with or merge with or into any other entity (other than with a wholly-owned Restricted Subsidiary, provided the Company is the continuing corporation) or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries taken as a whole) to any entity, unless: (1) either (a) the Company shall be the continuing corporation or (b) the entity (if other than the Company) formed by such consolidation or into which the Company is merged or the entity that acquires, by sale, conveyance, assignment, transfer, lease or disposition, all or substantially all of the properties and assets of the Company shall be a corporation, partnership or trust organized and validly existing under the laws of the United States or any state thereof or the District of Columbia, and shall expressly assume by a supplemental indenture, the due and punctual payment of the principal of and premium, if any, and interest on all the Notes and the performance and observance of every covenant of the Indenture on the part of the Company to be performed or observed; (2) immediately thereafter, no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing; (3) immediately after giving effect to any such transaction involving the incurrence by the Company or any Restricted Subsidiary, directly or indirectly, of additional Indebtedness (and treating any Indebtedness not previously an obligation of the Company or any of its Restricted Subsidiaries incurred in connection with or as a result of such transaction as having been incurred at the time of such transaction), the Company (if it is the continuing corporation) or such other entity could incur at least $1.00 of additional Indebtedness pursuant to clause (vi) of the Indenture covenant described under “Limitation on Indebtedness;” and (4) immediately thereafter, the Company (if it is the continuing corporation) or such other entity shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction.

Events of Default

An “Event of Default” is deemed to occur if: (1) the Company defaults in the payment of interest on any Note when the same becomes due and payable and such default continues for a period of 30 days following the due date, (2) the Company defaults in the payment of the principal of any Note when the same becomes due and payable at maturity, upon optional redemption of the Notes by the Company, upon exercise by the Noteholder of the put option upon a Change of Control Triggering Event, upon declaration or otherwise, (3) the Company fails to observe, perform or comply with any of the provisions described under “Consolidation, Merger and Sale of Assets;” (4) the Company fails to observe, perform or comply with any of its other agreements or covenants in, or provisions of, the Notes or the Indenture and such failure to observe, perform or comply continues for a period of 60 days after receipt by the Company of notice of default from the Trustee or the holders of at least 25% in principal amount of the Notes; (5) the Company fails, after any applicable grace period, to make any payment of principal of, premium in respect of, or interest on, any Indebtedness when due, or any Indebtedness of the Company or any of its Restricted Subsidiaries is accelerated because of a default and the aggregate principal amount of such Indebtedness with respect to which any such failure to pay or acceleration has occurred exceeds the greater of (a) $10,000,000 and (b) 5% of Consolidated Net Tangible Assets; (6) any encumbrance or restriction of the type described under “Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries” becomes applicable to any Restricted Subsidiary; (7) certain events of bankruptcy or insolvency of the Company or any of its Restricted Subsidiaries occur; (8) one or more judgments, orders or decrees are rendered against the Company or any of its Restricted Subsidiaries in an aggregate amount in excess of (x) $10,000,000 and (y) 5% of Consolidated Net Tangible Assets (in each case, to the extent not covered by insurance) and, in each case, that are not discharged for a period of 60 days during which a stay of enforcement of such judgments, orders or decrees, by reason of a pending appeal or otherwise, is not in effect; or (9) any Gaming License of the Company or any of its Restricted Subsidiaries is revoked, terminated or suspended or otherwise ceases to be effective, resulting in the cessation or suspension of operation for a period of more than 90 days of the casino business of any casino-hotel owned, leased or operated directly or indirectly by the Company or any of its Restricted Subsidiaries (other than any voluntary relinquishment of a Gaming License if such relinquishment is, in the reasonable, good faith judgment of the Board of Directors of the Company, evidenced by a resolution of such Board, both desirable in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole, and not disadvantageous in any material respect to the Noteholders).

If an Event of Default (other than an Event of Default respecting events of bankruptcy, insolvency, receivership or reorganization) occurs and is continuing, the Trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding Notes, by notice to the Company and the Trustee, may declare to be immediately due and payable the unpaid principal of and all accrued interest and premium, if any, on the Notes. If an Event of Default respecting events of bankruptcy, insolvency, receivership or reorganization occurs, such an amount shall become immediately due and payable without any declaration or other act on the part of the Trustee or any Noteholder. The holders of a majority in principal amount of the then outstanding Notes, by notice to the Trustee, may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived, except non-payment of principal or interest that has become due solely because of the acceleration. The holders of a majority in principal amount of the then outstanding Notes, by notice to the Trustee, may waive an existing default or Event of Default and its consequences, except a continuing default or Event of Default in the payment of the principal of any Note.

The Company will file annually with the Trustee an Officers’ Certificate regarding compliance by the Company with the terms thereof and specifying any defaults of which the signers may have knowledge.

Waiver and Modification of the Indenture

The Company and the Trustee may amend the Indenture or the Notes without the consent of any Noteholders to: (i) cure any ambiguity, defect or inconsistency; (ii) comply with the provision of the Indenture relating to mergers and consolidations of the Company; (iii) provide for uncertificated Notes in addition to certificated Notes; (iv) make any change that does not adversely affect the rights of any Noteholder; or (v) comply with the Trust Indenture Act.

The Company and the Trustee may amend any provisions of the Indenture or the Notes with the written consent of the holders of at least a majority in principal amount of the Notes then outstanding. The holders of a majority in principal amount of the outstanding Notes may waive compliance by the Company with any such provision. The terms of the Bank Facility require the consent of the lenders thereunder before the Company may amend, modify or supplement the Indenture, except for amendments, which do not require the consent of any Noteholder under the Indenture.

However, without the consent of each Noteholder affected, no amendment or waiver of any provision of the Indenture may: (i) reduce the amount of Notes whose holders must consent to an amendment or waiver; (ii) reduce the rate or change the time of payment of interest on any Notes; (iii) reduce the principal or change the fixed maturity of any Notes or alter the redemption provisions with respect thereto; (iv) make any Notes payable in money other than that stated in the Notes; (v) make any change in provisions of the Indenture relating to waivers of compliance with, or past defaults of, the Indenture or the Notes, or the right of Noteholders to receive payments of principal, premium or interest; or (vi) waive a default in payment of the principal of, or interest on, any Notes.

Satisfaction and Discharge of the Indenture

The Indenture will be discharged upon payment or redemption of all the Notes issued thereunder. In addition, upon deposit with the Trustee of money or noncallable United States Government Obligations sufficient for full payment of such Notes and delivery to the Trustee of a satisfactory opinion of counsel regarding federal income tax consequences to the Noteholders, all obligations under the Indenture, other than with respect to compensation and indemnity of the Trustee and certain other obligations, will be discharged.

Concerning the Trustee

The Indenture contains certain limitations on the right of the Trustee, should it be or become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company; however, if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, is unduly prejudicial to the rights of other Noteholders or would involve the Trustee in personal liability. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its powers, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Noteholders, unless they shall have offered to the Trustee satisfactory indemnity.

Mandatory Disposition Pursuant to Gaming Laws

If a record or a beneficial owner of a Note is required by any Gaming Authority to be found suitable, the owner shall apply for a finding of suitability within 30 days after the request of such Gaming Authority. The applicant for a finding of suitability must pay all costs of the investigation for such finding of suitability. If a holder or beneficial owner is required to be found suitable and is not found suitable by such Gaming Authority, (i) such owner shall, upon request of the Company, dispose of such owner’s Notes within 30 days or within that time prescribed by such Gaming Authority, whichever is earlier, or (ii) the Company may, at its option, redeem such owner’s Notes at the lesser of (x) the principal amount thereof or (y) the price at which the Notes were acquired by such owner, together with, in either case, accrued interest to the date of the finding of unsuitability by such Gaming Authority, or (z) such other amount required by such Gaming Authority.

BOOK ENTRY; DELIVERY AND FORM

The Notes initially will be represented by one or more notes issued in registered, global form without interest coupons (the “Global Notes”). The Global Notes will be deposited on the issue date with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of Cede & Co., as nominee of DTC, for credit to an account of a direct or indirect participant in DTC as described below. Except as set forth below, the Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interest in the Global Notes may not be exchanged for definitive notes in registered certificated from (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes”. Except in limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form. In addition, transfers of beneficial interest in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct and indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

So long as the holder of a Global Note is the registered owner of any Notes, the holder of such Global Note will be considered the sole holder under the indenture of any Notes evidenced by the Global Notes. Beneficial owners of Notes evidenced by the Global Notes will not be considered the owners or holders of the Notes under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither the Company nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the Notes.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1)         upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Notes; and

(2)         ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the

Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Purchaser of securities who are Participants in the DTC system may hold their interests therein directly through DTC. Purchasers of securities who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in this system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of these systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to these Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of these interests, may be affected by the lack of a physical certificate evidencing these interests.

Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the paying agent will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any of the Company’ or the Trustee’s agents has or will have any responsibility or liability for:

(1)         any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)         any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on the payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the paying agent or the Company. Neither the Company nor the paying agent will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the paying agent may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in the system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which the Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute these Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform those procedures, and may discontinue those procedures at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(1)         DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes, and the Company fails to appoint a successor depository within 90 days or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2)         the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)         upon the request of the Trustee or the Holders of a majority of the outstanding principal amount of the Notes, after there has occurred and is continuing a default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. The Company will make all payments of principal, interest and premium and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no account is specified, by mailing a check to that holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in the Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any crediting of this type will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

CERTAIN FEDERAL TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230,  HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS SUPPLEMENT IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of the material United States federal income tax consequences of the ownership of the Notes. It deals only with Notes held as capital assets and acquired in this offering and not with special classes of Noteholders, such as dealers in securities or currencies, life insurance companies, tax exempt entities, persons that hold a Note in connection with an arrangement that completely or partially hedges the Note, securities traders that use a mark-to-market method of accounting, banks, persons holding notes as part of a conversion transaction, a constructive sale or a straddle, or persons whose functional currency is not the United States dollar. The summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified so as to produce United States federal income tax consequences different from those discussed below.

Prospective purchasers of Notes should consult their own tax advisors concerning the United States federal income tax and any state or local income or franchise tax consequences in their particular situations, as well as any consequences under the laws of any other taxing jurisdiction.

United States Holders

For purposes of this discussion, a “United States Holder” means (i) a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State of the United States or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source and (iv) a trust, if either (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust was in existence on August 20, 1996, was treated as a United States person on that date and elected to be treated as a United States person at all times thereafter. The term also includes certain former citizens of the United States whose income and gain on the Notes will be subject to United States federal income tax.

If a partnership holds Notes, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership holding Notes should consult its own tax advisors.

Payments of Interest

Payments of stated interest on a Note will be taxable to a United States Holder as ordinary interest income at the time it is received or accrued, depending on the United States Holder’s method of accounting for tax purposes.

Sale, Exchange, Redemption or Other Disposition

A United States Holder generally will recognize gain or loss upon the sale, exchange, redemption or other disposition of a Note, equal to the difference between the amount realized and the United States

Holder’s adjusted tax basis in the Note. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the United States Holder has held the Note for more than one year. Net long-term capital gain of non-corporate United States Holders generally is currently subject to a maximum tax rate of 15%. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to payments of principal and interest on a Note and the proceeds of the sale of a Note before maturity within the United States to non-corporate United States Holders. A 28% “backup withholding” tax will currently apply to such payments if the United States Holder fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on its United States federal income tax returns.

Non-United States Holders

As used herein, a “Non-United States Holder” is a person or entity that, for United States federal income tax purposes, is not a United States Holder.

Effectively Connected Income or Gain

If the income or gain on the Notes is “effectively connected with the conduct of a trade or business within the United States” by the Non-United States Holder (and if an applicable treaty applies, such income or gain is attributable to a permanent establishment in the United States of a Non-United States Holder) holding the Note, such income or gain will be subject to tax essentially in the same manner as if the Notes were held by a United States Holder, as discussed above, and in the case of a Non-United States Holder that is a foreign corporation, may also be subject to the branch profits tax.

Payments of Interest

If the income on the Notes is not “effectively connected with the conduct of a trade or business within the United States,” then, under the portfolio interest exemption of current United States federal income tax law, payments of principal and interest on a Note by the Company or any paying agent to a Non-United States Holder will not be subject to withholding of United States federal income tax, if the Non-United States Holder (1) does not actually or constructively own 10% or more of the combined voting power of all classes of stock of the Company, (2) is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business, (3) is not a controlled foreign corporation related to the Company through stock ownership and (4) provides appropriate certification.

Under current law, the certification requirement will be met if either:

1.                First, in accordance with specified procedures, the Non-United States Holder provides to the Company or our paying agent a Form W-8BEN (or a suitable substitute or successor form), that is signed under penalties of perjury, includes its name and address, and contains a certification that the holder is not a United States person; or

2.                Second, (a) the Non-United States Holder provides a Form W-8BEN (or a suitable substitute or successor form), signed under the penalties of perjury, to a qualified intermediary, such as a securities clearing organization, bank, or other financial institution who holds customers’ securities in the ordinary course of its trade or business and holds the Notes on behalf of a beneficial owner, and (b) the qualified intermediary certifies to the Company, or our paying agent, under the penalties of perjury, that such statement has been received by it from the beneficial owner, directly or through another intermediary financial institution, and furnishes the Company or our paying agent with a copy thereof.

Treasury regulations provide alternative documentation procedures for satisfying the certification requirement described above. Such regulations add intermediary certification options for certain qualifying agents. For instance, under one such option, a withholding agent would be allowed to rely on an IRS Form W-8IMY, or suitable substitute or successor form, furnished by a financial institution or other intermediary on behalf of one or more beneficial owners or other intermediaries without having to obtain the beneficial owner certificate described in the preceding paragraph, provided that the financial institution or intermediary has entered into a withholding agreement with the IRS and thus is a qualified intermediary.

If a Non-United States Holder does not qualify for the portfolio interest exemption, interest payments to the Non-United States Holder will be subject to United States withholding at a 30% rate. The rate may be reduced or eliminated under applicable treaties. To claim the benefit of a treaty the Non-United States Holder must furnish the Company with a Form W-8BEN. Withholding will not be required if income or gain on the Notes is “effectively connected with the conduct of a trade or business within the United States” by the Non-United States Holder (and if an applicable treaty applies, such income or gain is attributable to a permanent establishment in the United States of a Non-United States Holder) holding the Note and the Non-United States Holder furnishes the Company with a Form W-8ECI.

Sale, Exchange, Redemption, or Other Disposition

If the gain on the Notes is not “effectively connected with the conduct of a trade or business within the United States,” a Non-United States Holder will not be subject to United States federal income tax on gain realized on the sale, exchange, redemption or other disposition of such Note, unless in the case of a Non-United States Holder who is a nonresident alien individual and holds the Note as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met.

United States Federal Estate Tax

Under current United States estate tax law, a Non-United States Holder who is not a citizen or resident of the United States at the time of death will not be subject to United States federal estate tax, provided that such Non-United States Holder did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of stock of the Company and, at the time of such Non-United States Holder’s death, payments of interest on such Note would not have been effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States.

Information Reporting and Backup Withholding

United States information reporting requirements and backup withholding tax will not apply to payments on a Note made outside the United States by the Company or any paying agent (acting in its capacity as such) to a Noteholder that is a Non-United States Holder provided that a certification of non-United States status, as discussed above, has been received and neither the Company nor its paying agent has actual knowledge that the payee is not a Non-United States Holder.

Information reporting requirements and backup withholding tax will generally not apply to any payment of the proceeds of the sale of a Note effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury regulations), provided that such broker (1) is a Non-United States Holder, (2) derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States and (3) is not a controlled foreign corporation as to the United States or a foreign partnership doing business in the United States or in which United States persons own more than 50% of the income or capital interests (a person described in (1), (2) and (3) being hereinafter referred to as a “foreign controlled person”). Payment of the proceeds of the sale of a Note effected outside the

United States by a foreign office of any broker that is not a foreign controlled person will generally not be subject to backup withholding tax, but will generally be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to each underwriter, the principal amount of Notes set forth opposite its name in the table below:

Underwriters	Principal Amount of Notes
Banc of America Securities LLC	$160,000,000
Deutsche Bank Securities Inc.	80,000,000
Wachovia Capital Markets, LLC	40,000,000
Wells Fargo Securities, LLC	40,000,000
Greenwich Capital Markets, Inc.	40,000,000
Calyon Securities (USA) Inc.	9,000,000
Commerzbank Capital Markets Corp.	9,000,000
J.P. Morgan Securities Inc.	9,000,000
Scotia Capital (USA) Inc.	9,000,000
Goldman, Sachs & Co.	4,000,000
Total	$400,000,000

The underwriting agreement provides that the obligations of the several underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The underwriters are obligated to purchase and accept delivery of all of the Notes if they purchase any of the Notes.

The underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement. After the offering of the Notes, the public offering price and other selling terms may be changed by the underwriters. The Notes are offered subject to receipt and acceptance by the underwriters and to certain other conditions, including the right to reject orders in whole or in part.

We estimate that our total expenses for this offering will be approximately $0.3 million.

Because we expect that more than 10% of the net proceeds of this offering will be received by the underwriters or their affiliates when we reduce outstanding borrowings under our revolving credit facility, this offering is being conducted in compliance with Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the “NASD”). Rule 2710(h) requires that the yield at which a debt issue is to be distributed to the public can be no lower than that recommended by a “qualified independent underwriter”, as defined by the NASD. Goldman, Sachs & Co. is serving in that capacity and has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus supplement and the accompanying prospectus form a part. Goldman, Sachs & Co. will receive $10,000 from us as compensation for such role. In addition, we have agreed to indemnify Goldman, Sachs & Co. in its capacity as qualified independent underwriter against certain liabilities under the Securities Act.

In compliance with NASD guidelines, the maximum compensation to the underwriters in connection with the sale of the Notes pursuant to this prospectus supplement and the accompanying prospectus will not exceed 8% of the total offering price to the public of such Notes as set forth on the cover page of this prospectus supplement. It is anticipated that such maximum compensation will be significantly less than 8%.

We have agreed to indemnify the underwriters against certain liabilities under the Securities Act or to contribute to payments that the underwriters may be required to make in respect thereof.

The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

In connection with the offering of the Notes, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the Notes in the open market to cover short positions or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the Notes. The underwriters will not be required to engage in these activities, and may engage in these activities, and may end any of these activities at any time without notice.

We expect that the delivery of the Notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the tenth business day following the date of pricing of the Notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or on the next succeeding business days prior to the delivery of the Notes will be required by virtue of the fact that the Notes initially will settle in ten business days, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or on the next succeeding business days prior to the delivery of the Notes should consult their own advisors.

Certain of the underwriters and their respective affiliates have in the past and may in the future engage in investment banking, commercial banking, or other transactions of a financial nature with us or our affiliates, including the provision of advisory services and the making of loans to us and our affiliates, for which they would receive customary fees or other payments. Bank of America, N.A., an affiliate of Banc of America Securities LLC, serves as the administrative agent and a lender under our revolving credit facility. Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC, serves as a syndication agent and lender under our revolving credit facility. Affiliates of each of Deutsche Bank Securities Inc., Wachovia Capital Markets, LLC, and Greenwich Capital Markets, Inc. serve as co-documentation agents and lenders under our revolving credit facility. Affiliates of J.P. Morgan Securities, Inc., Calyon Securities (USA) Inc., Scotia Capital (USA) Inc. and Commerzbank Capital Markets Corp. serve as lenders under our revolving credit facility. We intend to use all of the net proceeds of this offering to repay a portion of the outstanding borrowings under our revolving credit facility. In addition, in connection with our accelerated stock buyback program, from time to time we purchase in private transactions shares of our common stock from Goldman, Sachs & Co., which shares Goldman, Sachs & Co. has purchased in the open market in accordance with the volume and timing guidelines applicable to us under Rule 10b-18 of the Exchange Act.

LEGAL MATTERS

Certain legal matters with regard to the validity of the Notes will be passed upon for the Company by Milbank, Tweed, Hadley & McCloy LLP, Los Angeles, California and Schreck Brignone, Las Vegas, Nevada, and for the underwriters by Shearman & Sterling LLP, San Francisco, California.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus supplement the information in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus supplement, and any information that we file with the SEC after the date of this prospectus supplement and before the date that the offering of the securities by means of this prospectus supplement is completed will automatically update and supersede information contained in this prospectus supplement or incorporated by reference in this prospectus supplement.

In addition to the documents that we incorporate by reference into the accompanying prospectus, we incorporate by reference into this prospectus supplement the following documents that we have filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC rules):

1.     Current Report on Form 8-K filed on June 29, 2006; and

2.     All future filings with the SEC (as permitted other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC rules) under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus supplement and before the completion of this offering.

You may obtain a copy of these filings at no charge by writing or telephoning us at the following address:

ATTENTION: INVESTOR RELATIONS
STATION CASINOS, INC.
2411 WEST SAHARA AVENUE
LAS VEGAS, NEVADA 89102
TEL: (702) 495-4242
OR  HTTP://WWW.STATIONCASINOS.COM

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

STATION CASINOS, INC.
Common Stock
Preferred Stock
Debt Securities
Warrants

We may offer and sell from time to time common stock, preferred stock, debt securities and warrants. The debt securities, preferred stock and warrants may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of our company. Our common stock is listed on the New York Stock Exchange and trades under the symbol “STN”.

We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus and other offering material. In addition, this prospectus may be used to offer securities for the account of persons other than us.

We or any selling security holder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered, and any other information relating to a specific offering, will be set forth in a post-effective amendment to the registration statement of which this prospectus is a part, in a supplement to this prospectus, in other offering material related to the securities or may be set forth in one or more documents incorporated by reference in this prospectus.

None of the Securities and Exchange Commission, any state securities commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board or any other gaming regulatory authority or commission, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 12, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the securities described in this prospectus.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement or other offering material containing specific information about the terms of the securities we are offering. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus and any prospectus supplement. We have filed and plan to continue to file other documents with the SEC that contain information about us and our business. Also, we will file legal documents that control the terms of the securities offered by this prospectus as exhibits to the reports that we file with the SEC. The registration statement and other reports can be read at the SEC Internet site or at the SEC offices mentioned under “Where You Can Find More Information”.

We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information appearing in this prospectus, any prospectus supplement, any other offering material or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus, any prospectus supplement, any other offering material or any sale of a security. Our business, financial condition, results of operation and prospectus may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statement and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington D.C. located at 100 F Street, N.E., Washington D.C. 20549. You may also obtain copies of any document we file at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us, including our SEC filings, is also available on our website at http://www.stationcasinos.com, however, that information is not a part of this prospectus or any accompanying prospectus supplement.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus, and any information that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus or a prospectus supplement.

We incorporate by reference into this prospectus the following documents that we have filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC rules):

1.     Annual Report on Form 10-K for the year ended December 31, 2005;

2.     Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006;

3.     Current Reports on Form 8-K filed on April 12, 2006 and May 25, 2006;

4.     Definitive Proxy Statement on Schedule 14A dated April 18, 2006; and

5.     All future filings with the SEC (as permitted other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC rules) under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated.

This prospectus is part of a registration statement we have filed with the SEC on Form S-3 relating to the securities. As permitted by the SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. We have filed certain legal documents that control the terms of the securities offered by this prospectus as exhibits to the registration statement. We will file certain other legal documents that control the terms of the securities offered by this prospectus as exhibits to reports we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC’s Public Reference Room or through its web site.

You may obtain a copy of these filings at no charge by writing or telephoning us at the following address:

ATTENTION:  INVESTOR RELATIONS
STATION CASINOS, INC.
2411 WEST SAHARA AVENUE
LAS VEGAS, NEVADA  89102
TEL: (702) 495-4242
OR HTTP://WWW.STATIONCASINOS.COM

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and any other offering material and any documents we incorporate by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides certain “safe harbor” provisions for forward-looking statements. All forward-looking statements made in this prospectus, any prospectus supplement, any other offering material and any documents we incorporate by reference are made pursuant to the Private Securities Litigation Reform Act. Words such as, but not limited to, “believe”, “expect”, anticipate”, “estimate”, “intend”, “plan”, “outlook”, “project”, “should”, “may”, “assume” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe our plans, intentions and expectations reflected or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions, or expectations.

Forward-looking statements involve certain risks and uncertainties, many of which are beyond our control. If any of those risks and uncertainties materialize, actual results could differ materially from those discussed in any such forward-looking statement, including, among other things, factors discussed in our filings with the Commission and the following:

•       competition from other gaming operations;

•       factors affecting our ability to complete acquisitions and dispositions of gaming properties;

•       leverage;

•       construction risks;

•       the inherent uncertainty and costs associated with litigation and governmental and regulatory investigations;

•       licensing and other regulatory risks;

•       our dependence on existing management;

•       domestic and global economic, credit and capital market conditions;

•       changes in federal or state tax laws or the administration of these laws;

•       expansion of gaming on Native American lands, including such lands in California and Michigan; and

•       the consequences of any future security alerts and/or terrorist attacks.

All forward-looking statements in this prospectus, any prospectus supplement, any other offering material and any documents incorporated by reference are made only as of the date of the documents in which they are contained, based on information available to us as of the date of that document, and we caution you not to place undue reliance on forward-looking statements in light of the risks and uncertainties associated with them. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We caution the reader that the factors described above may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the consolidated ratio of earnings to fixed charges for each of the periods shown.

	For the Quarter Ended March 31,		For the Years Ended December 31,
	2006		2005		2004		2003		2002		2001
Ratio of earnings to fixed charges(1)	2.37	x	3.08	x	2.07	x	1.61	x	1.44	x	1.17	x

(1)          For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs and a portion of operating lease rental expense deemed to be representative of the interest factor.

USE OF PROCEEDS

Unless indicated otherwise in the applicable prospectus supplement or other offering material, we expect to use the net proceeds from the sale of securities for general corporate purposes, which may include reducing our outstanding indebtedness, increasing our working capital, acquisitions, capital expenditures and repurchases of shares of our common stock. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the applicable prospectus supplement or other offering material relating to such offering,  If net proceeds from a specific offering will be used to repay indebtedness, the applicable prospectus supplement or other offering material will describe the relevant terms of the debt to be repaid.

DESCRIPTION OF SECURITIES WE MAY OFFER

We may issue from time to time, in one or more offerings the following securities:

•        shares of common stock;

•        shares of preferred stock;

•        debt securities, which may be senior, senior subordinated or subordinated; and

•        warrants exercisable for debt securities, common stock or preferred stock.

This prospectus contains a summary of the material general terms of the various securities that we may offer. The specific terms of the securities will be described in a prospectus supplement or other offering material, which may be in addition to or different from the general terms summarized in this prospectus. Where applicable, the prospectus supplement or other offering material will also describe any material United States federal income tax considerations relating to the securities offered and indicate whether the securities offered are or will be listed on any securities exchange. The summaries contained in this prospectus and in any prospectus supplements or other offering material may not contain all of the information that you would find useful. Accordingly, you should read the actual documents relating to any securities sold pursuant to this prospectus. See “Where You Can Find More Information” and “Incorporation Of Certain Information By Reference” for information about how to obtain copies of those documents.

The terms of any particular offering, the initial offering price and the net proceeds to us will be contained in the prospectus supplement, or other offering material, relating to such offering.

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to 135 million shares of our common stock, $0.01 par value per share, 80,328,927 shares of which were issued and 14,409,631 shares of which were held in treasury as of March 31, 2006. Each holder of our common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of our common stock have no cumulative voting, conversion, redemption or preemptive rights or other rights to subscribe for additional shares other than pursuant to the Rights Plan described below. Subject to any preferences that may be granted to the holders of our preferred stock, each holder of common stock is entitled to receive ratably, such dividends as may be declared by our Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of liquidation, dissolution or winding up of the Company, is entitled to share ratably in all of our assets that remain after payment of liabilities.

Subject to any preferences that may be granted to the holders of our preferred stock, each holder of common stock is entitled to receive ratably, such dividends as may be declared by our Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders.

DESCRIPTION OF PREFERRED STOCK

We are authorized to issue up to 5 million shares of our preferred stock, $0.01 par value per share of which none were issued as of March 31, 2006. The Board of Directors, without further action by the holders of our common stock, may issue shares of preferred stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of preferred stock. Except as described above, our Board of Directors, without further stockholder approval, may issue shares of preferred stock with rights that could adversely affect the rights of the holders of our common stock. The issuance of shares of preferred stock under certain circumstances could have the effect of delaying or preventing a change of control of the Company or other corporate action.

Our Board of Directors may, without further action of the stockholders, issue undesignated preferred stock in one or more classes or series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it. Any undesignated preferred stock issued by us may:

•       rank prior to our common stock as to dividend rights, liquidation preferences or both;

•       have full or limited voting rights; and

•       be convertible into shares of common stock or other securities.

We will describe in a prospectus supplement the specific terms of a particular series of preferred stock being offered. These terms may include some or all of the following:

•       the maximum number of shares in the series;

•       the designation of the series;

•       the number of shares we are offering;

•       any liquidation preference per share;

•       the initial offering price per share;

•       any voting rights of the series;

•       any dividend rights and the specific terms relating to these dividend rights, including the applicable dividend rate, if any, on the shares of such series, the conditions and dates upon which such dividends will be payable, the preference or relation which such dividends will bear to the dividends payable on any other class or classes or on any other series of capital stock, and whether such dividends will be cumulative or non-cumulative;

•       our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•       whether the shares of such series will be redeemable and, if so, the times, prices and other terms and conditions of such redemption;

•       the relative ranking and the rights of the holders of shares of such series as to dividends and upon the liquidation, dissolution or winding up of our company;

•       whether or not the shares of such series will be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof;

•       whether or not the shares of such series shall be convertible into, or exchangeable for, (a) our debt securities, (b) shares of any other class or classes of stock of our company, or of any other series of the same or different class of stock, or (c) shares of any class or series of stock of any other corporation, and if so convertible or exchangeable, the price or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

•       while any shares or such series are outstanding, the limitations and restrictions, if any, upon the payment of dividends or making of other distributions on, and upon the purchase, redemption or other acquisition by our company of, our common stock, or any other class or classes of stock of our company ranking junior to the shares of such series either as to dividends or upon liquidation;

•       the conditions or restrictions, if any, upon the creation of indebtedness of our company or upon the issue of any additional stock, including additional shares or such series or of any other series or of any other class, ranking on a parity with or prior to the shares of such series as to dividends or distribution of assets on liquidation, dissolution or winding up;

•       restrictions on transfer, sale or other assignment, if any;

•       any other preference or provision relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof; and

•       our ability to modify the rights of holders otherwise than by a vote of a majority or more of the series outstanding.

DESCRIPTION OF DEBT SECURITIES

The debt securities we may offer pursuant to this prospectus could be senior, senior subordinated or subordinated debt of Station Casinos, Inc.

The debt securities will be issued under one or more indentures, each dated as of a date on or before the issuance of the debt securities to which it relates and in one of the forms filed as an exhibit to the registration statement (including amendments to such registration statement) of which this prospectus is a part, subject to any amendments or supplements to such indentures as we may adopt from time to time. Each indenture will be entered into between us, as obligor, a trustee chosen by us and qualified to act as a trustee under the Trust Indenture Act of 1939, and any of our subsidiaries which guarantee our obligations under the indenture.

The forms of indentures filed as exhibits to the registration statement of which this prospectus is a part include a form of senior indenture under which one or more series of senior debt securities may be issued, a form of senior subordinated indenture under which one or more series of senior subordinated debt securities may be issued, and a form of subordinated indenture under which one or more series of subordinated debt securities may be issued, subject to any amendments or supplements to such indentures as we may adopt from time to time, which forms are incorporated by reference into this prospectus. We use the term “indentures” to refer to the senior indenture, the senior subordinated indenture and the subordinated indenture and any other indentures we may file as exhibits to (or incorporate by reference in) the registration statement (including amendments to such registration statement) of which this prospectus is a part. You should read the indentures because they will control your rights as a holder of debt securities. The terms of the indenture will also be governed by the Trust Indenture Act. You should refer to the applicable indenture for more specific information.

In addition, we may issue additional unsecured 6% Senior Notes due 2012, 6 1/2% Senior Subordinated Notes due 2014, 6 7/8% Senior Subordinated Notes due 2016 and 6 5/8% Senior Subordinated Notes due 2018. The indentures governing the 6% notes, 6 1/2% notes, 6 7/8% notes and 6 5/8% notes have been previously filed with the SEC and are incorporated by reference as exhibits to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus.

The forms of indentures are or will be filed as exhibits to the registration statement (including amendments to such registration statement) of which this prospectus forms a part. The statements and descriptions in this prospectus, in any prospectus supplement or in any other offering material regarding provisions of the indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures (and any amendments or supplements we may enter into from time to time which are permitted under each indenture) and the debt securities, including the definitions therein of certain terms.

We use the term “trustee” to refer to the trustee or trustees under any of the indentures we may enter into.

General

Unless otherwise specified in a prospectus supplement, the debt securities will be our direct unsecured obligations. The senior debt securities will rank equally with each other and with all of our other senior and unsubordinated debt. Unless otherwise specified in a prospectus supplement, the senior debt securities will effectively be subordinated to our secured indebtedness, including amounts we have borrowed under any secured or revolving term credit facility, such as our credit facility. The senior subordinated debt securities will be subordinate and junior in right of payment, as more fully described in an indenture and in any applicable supplement to the indenture, to the senior indebtedness designated in such indenture or supplemental indenture, and will rank equally with our other senior subordinated indebtedness. The subordinated debt securities will be subordinate and junior in right of payment, as more fully described in an indenture and in any applicable supplement to the indenture, to all of our senior and senior subordinated indebtedness designated in such indenture or supplemental indenture. All these debt securities will be effectively subordinate and junior to the liabilities of our subsidiaries, except to the extent of any guarantees (and the ranking thereof) of such debt securities given by our subsidiaries.

The debt securities will represent our unsecured senior, senior subordinated or subordinated obligations and may be issued from time to time in one or more series. A prospectus supplement, or other offering material as applicable, relating to any series offered by Station Casinos will include specific terms relating to the offering,  These terms will include some or all of the following:

•       the title and classification of the debt securities;

•       any limit on the total principal amount of the debt securities;

•       the price or prices at which the debt securities will be issued;

•       the dates on which the debt securities will mature;

•       the interest rate or method for determining the rate of interest that the debt securities will bear and the date from which any interest will accrue;

•       the interest payment dates for the debt securities;

•       the applicable record date for such interest payment dates;

•       any mandatory or optional sinking fund or analogous provisions;

•       the place where we will pay, or the method of payment of principal, premium or interest on the debt securities;

•       any mandatory or optional redemption periods and prices;

•       the currency or currencies in which we will pay principal, premium or interest on the debt securities;

•       the portion of the principal amount of the debt securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof;

•       the manner in which we will determine the amounts of principal, premium or interest payments on the debt securities if these amounts may be determined be reference to an index or based on a formula;

•       if we have elected not to apply the defeasance section of the indenture to the debt securities;

•       the security registrar and the paying agent for the debt securities;

•       whether the debt securities will be issued in the form of one or more “global securities”, and if so, the depositary for that security or securities and information with respect to book-entry procedures;

•       any covenants of ours with respect to a series of debt securities; and

•       any other terms of the debt securities.

Unless otherwise indicated in the prospectus supplement, the debt securities will be issued in registered form, without coupons, and in denominations at $1,000 and any integral multiple of $1,000.

To the extent applicable, we will also describe any special provision for the payment of additional amounts with respect to the debt securities in a prospectus supplement or other offering material.

We may issue debt securities at a discount below their stated principal amount, creating original issue discount, or OID, for United States federal income tax purposes. Even if we do not issue the debt securities below their stated principal amount, the debt securities may be deemed to have been issued with OID for such purposes because of certain interest payment characteristics. We will describe in a prospectus supplement the material United States federal income tax considerations applicable to debt securities issued at a discount or deemed to be issued at a discount and will describe the material United States federal income tax considerations that may be applicable to the particular debt securities.

Guarantees

Debt securities may be guaranteed by one or more of our subsidiaries, if so provided in the applicable prospectus supplement or other offering material. The prospectus supplement or other offering material will describe the terms of any guarantees, including, among other things, the ranking of the guarantee, the method for determining the identity of the guarantors and the conditions under which guarantees will be added or released. Any guarantees will be joint and several obligations of the guarantors. The obligations of each guarantor under its guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Mandatory Disposition Pursuant to Gaming Laws

The indentures provide that each holder and beneficial owner, by accepting any of the debt securities subject thereto, shall be deemed to have agreed that if the gaming authority of any jurisdiction of which we or any of our subsidiaries conducts or proposes to conduct gaming, requires that a person who is a holder or the beneficial owner of the debt securities (or an affiliate thereof) be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner (or an affiliate thereof), as the case may be, shall apply for a license, qualification or finding of suitability within the required time period. If such person fails to apply for a license, qualification or a finding of suitability within 30 days (or such shorter period as may be required by the applicable gaming authority) or is denied such license or qualification or is not found suitable, we shall have the right, at our option:

•       to require such person to dispose of its debt securities or beneficial interest therein within 30 days (or such earlier date as may be required by the applicable gaming authority) or receipt of notice or finding by such gaming authority; or

•       to redeem such debt securities at a redemption price equal to the least of (i) 100% of the principal amount thereof or the price at which such person acquired such debt securities, plus in either case accrued and unpaid interest, if any, to the earlier of the date of redemption or the date of the denial of license or qualification or of finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority or (ii) such lesser amount as may be required by any gaming authority.

Immediately upon a determination by a gaming authority that a holder or beneficial owner of debt securities (or affiliate thereof) will not be licensed, qualified or found suitable or is denied a license, qualification or finding of suitability, the holder or beneficial owner will not have any further rights with respect to the debt securities: (i) to exercise, directly or indirectly, through any person, any right conferred by the debt securities or (ii) receive any interest or any other distribution or payment with respect to the debt securities, or any remuneration in any form from us for services rendered or otherwise, except the redemption price of the debt securities.

We shall notify the trustee in writing of any such redemption as soon as practicable. We shall not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability.

If a record or a beneficial owner of a Note is required by any Gaming Authority to be found suitable, the owner shall apply for a finding of suitability within 30 days after the request of such Gaming Authority. The applicant for a finding of suitability must pay all costs of the investigation for such finding of suitability. If a holder or beneficial owner is required to be found suitable and is not found suitable by such Gaming Authority, (i) such owner shall, upon request of the Company, dispose of such owner’s Notes within 30 days or within that time prescribed by such Gaming Authority, whichever is earlier, or (ii) the Company may, at its option, redeem such owner’s Notes at the lesser of (a) the principal amount thereof or (b) the price at which the Notes were acquired by such owner, together with, in either case, accrued interest to the date of the finding of unsuitability by such Gaming Authority, or (c) such other amount required by such Gaming Authority.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of our common stock, preferred stock, and/or debt securities in one or more series. Warrants may be issued independently or together with any common stock, preferred stock, and/or debt securities offered by any prospectus supplement and may be attached to or separate from those securities. Each warrant will entitle the holder to purchase for cash a number of shares of common stock, preferred stock and/or the principal amount of debt securities at the exercise price as will in each case be described in, or can be determined from, the applicable prospectus supplement relating to the offered warrants. Each series of warrants will be issued under separate warrant agreements to be entered into between us and a bank or trust company, as warrant agent. You should read the particular terms of the warrants, which will be described in more detail in the applicable prospectus supplement. The particular terms of any warrants offered by any prospectus supplement, and the extent to which the general provisions summarized below may apply to the offered securities, will be described in the prospectus supplement.

As of March 31, 2006, there were no warrants outstanding to purchase our securities.

The applicable prospectus supplement will describe the terms of the warrants we offer, the warrant agreement relating to the warrants and the certificates representing the warrants, including, to the extent possible:

•       the title and aggregate number of the warrants;

•       the offering price;

•       the currency or currencies, including composite currencies or currency units, in which the price of the warrants may be payable;

•       the number of shares of common stock or preferred stock purchasable upon the exercise of the warranty;

•       the exercise price or manner of determining the exercise price, the manner in which the exercise price may be paid, including the currency or currency units in which the price may be payable, and any minimum number of warrants exercisable at one time;

•       if warrants for purchase of debt securities are offered, the principal amount of the series of debt securities that can be purchased if a holder exercises a warrant and the price at which and currencies in which such principal amount may be purchased;

•       if warrants for the purchase of common stock or preferred stock are offered, the total number of shares that can be purchased if a holder of the warrants exercised them and, in the case of warrants for preferred stock, the designation, total number and terms of the series of preferred stock that can be purchased upon exercise;

•       the designation and terms of any series of preferred stock with which the warrants are being offered and the number of warrants being offered with each share of common stock or preferred stock;

•       when the warrants become exercisable and the expiration date;

•       the terms of any right of ours to redeem or call the warrants;

•       the terms of any right of ours to accelerate the exercisability of the warrants;

•       where the warrant certificates may be transferred and exchanged;

•       whether the warrants are to be issued with common stock or debt securities and, if so, the number and terms of any such offered securities;

•       the date, if any, on and after which the warrants and the related shares of common stock of debt securities will be separately transferable;

•       United States federal income tax consequences applicable to the warrants; and

•       any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND STATUTES

Restated Articles of Incorporation and Restated Bylaw Provisions

Our amended and restated articles of incorporation and restated bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover of our company if our board of directors determines that such a takeover is not in the best interests of our company and stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire us or remove incumbent management even if some or a majority of our stockholders deemed such an attempt to be in their best interests, including those attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.

Our restated bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. We may reject a stockholder proposal or nomination that is not made in accordance with such procedures.

Our amended and restated articles of incorporation provide for the board to be divided into three classes, as nearly equal in number as the then number of board members permit with the term of office of one class expiring each year. As a result, approximately one-third of the board will be elected each year. The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our stockholders. Our amended and restated articles of incorporation also provide that a director  may not be removed from office without cause unless by the vote of the holders of 66 2/3% or more of the outstanding shares of our common stock entitled to vote. Our restated bylaws provide that they may only be amended  by  the vote of the holders of 66 2/3% or more of the outstanding shares of our common stock entitled to vote.

Rights Plan

On October 6, 1997, we declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock. The dividend was paid on October 21, 1997. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share (“Preferred Shares”) at a price of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights are not exercisable until the earlier of 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock (“Acquiring Person”) or 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

The Rights will expire on October 21, 2007. Acquiring Persons do not have the same rights to receive common stock as other holders upon exercise of the Rights. Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one common share. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter become void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right. Because of the characteristics of the Rights in connection with a person or group of affiliated or associated persons becoming an Acquiring Person, the Rights may have the effect of making an acquisition of the Company more difficult and may discourage such an acquisition.

Nevada Takeover Statutes

Nevada’s Combinations with Interested Stockholders Statutes and Acquisition of Controlling Interest Statutes may both have the effect of delaying or making it more difficult to effect a change in control of our company.

The Combinations with Interested Stockholders Statutes prevent an “interested stockholder” and a “resident domestic corporation” from entering into a “combination” unless certain conditions are met. A “resident domestic corporation” is a Nevada corporation that has 200 or more stockholders of record. A “combination” means any merger or consolidation with an “interested stockholder” or an affiliate or associate of an “interested stockholder” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, to or with an “interested stockholder” or affiliate or associate of an “interested stockholder”:

•       having an aggregate market value equal to 5% or more of the aggregate market value of all assets of the corporation;

•       having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding shares of the corporation; or

•       representing 10% or more of the earning power or net income of the corporation.

An “interested stockholder” means (i) the beneficial owner of 10% or more of the voting shares of the corporation or (ii) an affiliate or associate of the corporation who at any time within 3 years immediately prior to the date in question was the beneficial owner of 10% or more of the voting shares of the corporation. A corporation may not engage in a “combination” within three years after the interested stockholder first acquired its shares unless the combination or the initial purchase of shares made by the interested stockholder was approved by the board of directors before the interested stockholder first became an interested stockholder. If this approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated (a) if the combination or the transaction in which the person became an interested stockholder was approved by the board of directors before the person became an interested stockholder, (b) if it is approved by a majority of the voting power held by disinterested stockholders, or (c) if the consideration to be paid by the interested stockholder for disinterested shares of common stock, is at least equal to the higher of:

•       the highest price per share of such stock paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which the person became an interested stockholder, whichever is higher, plus interest from that date through the date of consummation of the combination and less any dividends paid during the same period; and

•       the market value per share of such stock on the date of the announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, plus interest from that date through the date of consummation of the combination and less any dividends paid during the same period.

Nevada’s Acquisition of Controlling Interest Statutes prohibit an acquiror of outstanding voting shares, under certain circumstances, from voting shares of a target corporation’s stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation’s disinterested stockholders. The provisions of  these statutes do not apply to any corporation whose articles of incorporation or bylaws in effect on the 10th day following the acquisition of a controlling interest by the acquiror provide that they do not apply to the corporation or to an acquisition by certain types of stockholders. The Acquisition of Controlling Interest Statutes specify three thresholds: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, and (iii) a majority or more, of the outstanding voting power in the election of directors. Once an acquiror crosses one of the above thresholds, those shares in the immediate offer or acquisition and those shares acquired within 90 days become “Control Shares” (as defined in the statute) and those Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Acquisition of Controlling Interest Statutes also provide that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. Our board is required to notify such stockholders within 10 days after the vote of the stockholders that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenter’s rights.

Listing

Our common stock is listed on the New York Stock Exchange and trades under the symbol “STN.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Wells Fargo Shareowner Services.

CERTAIN RESTRICTIONS ON OWNERSHIP AND
TRANSFER OF OUR SECURITIES UNDER GAMING REGULATIONS

We are subject to extensive governmental regulations that relate to our current or future gaming operations and that impose certain restrictions on the ownership and transfer of our securities. Ownership and transfer of our securities could be subject at any time to additional or more restrictive regulations, including regulations in applicable jurisdictions where there are no current restrictions on the ownership and transfer of our securities or in new jurisdictions where we may conduct our operations in the future. A detailed description of such regulations, including requirements under gaming laws of the jurisdictions in which we operate, can be found in the periodic reports we file with the SEC and is incorporated by reference into this prospectus. See “Information Incorporated By Reference.”

PLAN OF DISTRIBUTION

We may sell the securities offered pursuant to this prospectus through agents, through underwriters or dealers or directly to one or more purchasers. We may also sell the securities through a combination of these methods.

Underwriters, dealers and agents that participate in the distribution of the securities offered pursuant to this prospectus may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation, including underwriting discount, will be described in the applicable prospectus supplement. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the offered securities may be listed.

The distribution of the securities offered under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

If the applicable prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by certain institutions to purchase offered securities from us pursuant to contracts that provide for payment and delivery on a future date. We must approve all institutions, but they may include, among others:

•       commercial and savings banks;

•       insurance companies;

•       pension funds;

•       investment companies; and

•       educational and charitable institutions.

The institutional purchaser’s obligations under the contract are subject to the condition that the purchase of the offered securities at the time of delivery is allowed by the laws that govern the purchaser. The dealers and our agents will not be responsible for the validity or performance of the contracts.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make as a result of those certain civil liabilities.

When we issue the securities offered by this prospectus, they may be new securities without an established trading market. If we sell a security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered by this prospectus.

Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their and/or our businesses.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, the validity of any securities issued hereunder will be passed upon for our company by Milbank, Tweed, Hadley and McCloy LLP, Los Angeles, California and Schreck Brignone, Las Vegas, Nevada.

EXPERTS

The consolidated financial statements of Station Casinos Inc. appearing in Station Casinos, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005,  and Station Casinos, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, included therein, have been audited by Ernst & Young LLP,  independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$400,000,000

Station Casinos, Inc.

7 3/4% Senior Notes due 2016

PROSPECTUS SUPPLEMENT

August 1, 2006

Banc of America Securities LLC

Deutsche Bank Securities

Wachovia Securities

Wells Fargo Securities

RBS Greenwich Capital

Calyon Securities (USA)

Commerzbank Corporates & Markets

JPMorgan

Scotia Capital

Goldman, Sachs & Co.